As filed with the Securities and Exchange Commission on November ____, 2002.


                                              Registration No. 333- _______

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 --------------

                              I-INCUBATOR.COM, INC.
                -------------------------------------------------
     (Exact  name  of  registrant  as  specified  in  charter)



          59-3442557                 Florida             01044693
  (State or other jurisdiction  (Primary Standard     (I.R.S. Employee
of incorporation or organization)   Industrial     Identification Number)
                                 Classification
                                 Code Number)

                                 --------------
                                101 First Street
                                    Suite 493
                               Los Altos, CA 94022
                                 (650) 938-8960

   (Address and telephone number of Registrant's principal executive offices)

                                 Martin Nielson
                             Chief Executive Officer
                              I-Incubator.com, Inc.
                                101 First Street
                                    Suite 493
                               Los Altos, CA 94022
                                 (650) 938-8960

                                 --------------

                                   Copies to:
                               Paul Goodman, Esq.
                              370 Lexington Avenue
                            New York, New York 10017
                                 (212) 370-1300

           (Name, address, and telephone number of agent for service)

                                -----------------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement in light of market conditions and other factors.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                 --------------

     CALCULATION  OF  REGISTRATION  FEE

                                                Proposed Maximum Offering     Proposed Maximum Aggregate
Title of Securities     Maximum Amount to be      Price Per Share (4):            Offering Price
To be Registered:       Registered (1)(2)(3):    Amount of Registration                                        Fee:
--------------------------------------------------------------------------------------------------------------------
Common Stock, Par Value,
$.0001 per share               73,866,667                $0.10                       $7,386,667            $680.00
--------------------------------------------------------------------------------------------------------------------


(1) Includes shares of common stock which may be issued upon exercise of warrants and upon conversion of our 12% convertible debentures or in payment of interest on the 12% convertible debentures. For purposes of estimating the number of shares of common stock to be included in this registration statement, we have calculated 200% of the number of shares of common stock issuable upon conversion of the 12% convertible debentures and upon exercise of the warrants.

(2) Also includes an indeterminate number of shares of common stock which may be issued with respect to such shares by way of a stock dividend, stock split or similar transaction in accordance with Rule 416.

(3) Also includes 1,200,000 shares of common stock being sold by selling shareholders other than the holders of our 12% convertible debentures and warrants.

(4) The registration fee has been calculated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the closing bid and asked prices for the Registrant's Common Stock as reported on the OTC Bulletin Board on November 6, 2002.
                                 --------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Information contained in this prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission on Form SB-2. These securities may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION, DATED NOVEMBER 8, 2002

                        73,866,667 SHARES OF COMMON STOCK
                              I-INCUBATOR.COM, INC.

                                   -----------

     Our common stock is traded on the over-the-counter Bulletin Board under the symbol "IINC." There is no public market for our warrants and we do not intend to list our warrants on any exchange.

     This prospectus relates to the resale from time to time by the selling stockholders identified in this prospectus of up to:

     73,866,667 shares of our common stock based on current market prices. The selling stockholders may sell common stock from time to time on the principal market on which the stock is traded at the prevailing market price or in negotiated transactions.

     We will receive no proceeds from the sale of our warrants or common stock by the selling stockholders identified in this prospectus. We will, however, receive proceeds from the sale of our common stock upon the exercise, if any, of the warrants.

     You should read this prospectus and any supplement carefully before you invest in our common stock. This prospectus may not be used to make sales of our common stock or warrants unless accompanied by a prospectus supplement. Investing in our common stock involves risks. See, "Risk Factors" beginning on page 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                The date of this Prospectus is November   ,2002.

The following table of contents has been designed to help you find important information contained in this prospectus.

                                TABLE OF CONTENTS

Section                                                          Page
-------                                                         ----

Prospectus Summary                                                 2
Risk Factors                                                       5
Description of Securities Purchase Agreement                      17
Plan of Distribution                                              21
Use of Proceeds                                                   22
Information on Selling Stockholders                               22
The Company                                                       24
Company Facilities                                                32
Litigation                                                        32
Management's Discussion and Analysis                              33
Directors, Executive Officers, Promoters and Control Persons      37
Executive Compensation                                            39
Summary Compensation Table                                        39
Security Ownership of Certain Beneficial Owners and Management 40 Market for Registrant's Common Equity and Related
  Stockholder Matters                                             41
Description of Securities                                         42
Legal Matters                                                     44
Experts                                                           44
Where To Find Additional Information                              44
Index to Financial Information                                   F-1



                               PROSPECTUS SUMMARY

     This prospectus summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. For a more complete description of this offering, you should read this entire prospectus as well as the additional documents we refer to under the heading "Where To Find Additional Information."

OUR COMPANY

     On May 16, 2002, we acquired Inclusion, Inc. ("Inclusion"), a Los Altos, California-based information technology software firm pursuant to an Agreement and Plan of Merger (the "Agreement"). Pursuant to the Agreement, Inclusion merged with our newly-formed, wholly-owned subsidiary, with Inclusion being the surviving corporation. The result of the merger was to make Inclusion our wholly-owned subsidiary. We, with Inclusion, will refocus our business towards providing software, engineering services, and expert consulting aimed at the Knowledge Technology market to customers.

     Founded in 1997, we offer our customers a suite of software, engineering services, and expert consulting. Customized and highly secure, its technology is typically deployed as enterprise portals, supply chain collaboration, intranets/extranets, project management, new product development, marketing automation, and workgroup communication.

     Since our inception, we have developed web and network-based products, which permit customers to develop and share relevant information to users within and across organizations. Three investment rounds of financing were funded and lead by venture capital investors between June 1998 and July 2001. In September 2000, Martin Nielson assumed full time responsibilities as Chief Executive Officer, brought new investors, and re-focused us on medium to large sized enterprises as our principle customer market. In the period between September 2000 and July 2001, we actively repositioned its software to this market and gained a much deeper experience of serving the needs of enterprise customers. This customer experience provided a deeper understanding of the potential value of our products and services. Combined with new research into the knowledge technologies markets by leading market researchers and investment analysts, management became convinced to launch a new plan with the objective of maximizing long-term shareholder value by implementing a new business strategy.

     In July 2001, we took steps necessary to implement a new business strategy. This new business strategy will seek to combine software, engineering, and consulting products and services around the knowledge technology marketplace.

     During this period, a number of significant steps were taken to prepare us for the launch of this new plan. Among these steps taken were:

-     construction  of  the  details  of  the  new  plan
-     repositioning  the  products  and  services
- restructuring of the personnel, including identifying new additions to management
- reduction of costs, writing off unproductive assets, and preparing the financial statements needed to launch with a cleaner plan
- engagement of key professionals, including legal and investment banking teams
-     negotiating with sources of new investment
-     identifying and negotiating control of a suitable public company vehicle
-     identifying and negotiating with acquisition targets

     We intend to become one of the industry's leading providers of software and services for intelligent, interactive communications across enterprises and marketplaces. Our customers leverage their most important assets - human and intellectual capital - by capturing and re-using knowledge that is created while people work. Customized and highly secure, our technology is typically deployed as enterprise portals, supply chain collaboration, intranets/extranets, project management, new product development, marketing automation, and workgroup communication.

     On June 10, 2002, we acquired the assets of Planet-Intra.com International Ltd. (BVI) ("Planet-Intra"), a privately-held software company located in Windsor, Ontario, Canada. [add details of assets acquired].

     On August 1, 2002, we acquired the assets of Flypaper, Inc., a privately-held software company located in San Carlos, California

     Our principal executive offices are located 101 First Street, Suite 493, Los Altos, CA 94022, and our telephone is (650) 938-8960.

                        SUMMARY FINANCIAL AND OTHER DATA

     We are providing the following summary financial information to aid you in your analysis of the financial aspects of an investment in us. The table includes summary historical financial data for the years ended December 31, 2000 and 2001 and the six months ended June 30, 2002. We believe that this presentation is informative to you.

                                        (Unaudited)
                                    For the Six Months     For the Years
                                   Ended June 30, 2002     Ended December 31,
                                                        2001         2000
                                  -----------------    ---------   -----------
Consolidated Statement of
Operations Data:

Total revenues                              46,418      224,499      201,593
Total operating expenses                 1,140,039    3,010,863   2,,587,077
Net loss                                (1,093,621)  (2,800,351)  (2,374,544)
Loss per share                               (0.34)
Shares used in per share computations    3,214,983

Consolidated Balance Sheet Data:

Cash                                        23,022       16,714        6,808
Current assets                             142,000       27,142       32,627
Total assets                             2,584,470       43,117      218,823
Working capital                           (590,973)  (1,508,030)  (2,234,803)
Total stockholders' equity (deficit)     1,526,497   (1,492,055)  (2,048,607)




                        OUR SECURITIES PURCHASE AGREEMENT

     On September 4, 2002, we entered into a securities purchase agreement with several investors to raise up to $1,000,000 through the sale to the investors of our 12% convertible debentures and warrants to purchase up to 3,000,000 shares of our common stock. Upon execution of the securities purchase agreement, the investors purchased $350,000 in principal amount of our 12% convertible debentures and warrants to purchase 1,050,000 shares of our common stock. The purchase price paid by the investors for the 12% convertible debentures and warrants was $350,000. Under the terms of the securities purchase agreement, the investors are obligated to purchase the remaining $650,000 in principal amount of our 12% convertible debentures and warrants to purchase 1,950,000 shares of our common stock on the date the registration statement relating to the common stock offered by this prospectus is declared effective by the SEC. This prospectus relates to the resale of our common stock by the selling stockholders identified in this prospectus either in the open market or pursuant to negotiated transactions.

                                  RISK FACTORS

WE CANNOT PREDICT WHETHER WE WILL BE SUCCESSFUL BECAUSE WE HAVE A SHORT OPERATING AND SALES HISTORY.

     We were founded in 1997, and began offering software and service solutions in the first quarter of 1999. The revenue and income potential of our business and market is unproven, and our limited operating history makes it difficult to evaluate us and our prospects.

     We anticipate making additional investments in our sales and marketing programs, personnel recruitment, product development and infrastructure. Therefore, we believe that we may continue to experience losses on a quarterly and annual basis for the foreseeable future. You must consider us and our prospects in light of the risks and difficulties encountered by companies in new and rapidly evolving markets. Our ability to address these risks depends on a number of factors, which include our ability to:

  . continue to grow our infrastructure to accommodate new developments in the enterprise information portal software market and increased sales;

  .  hire, retain and motivate qualified personnel; and

  .  respond to competition.

     We may not be successful in meeting these challenges and addressing these risks and uncertainties. If we are unable to do so, our business will not be successful and your investment in our capital stock will decline in value.

BECAUSE WE HAVE A LIMITED HISTORY OF OPERATIONS WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS PLAN.

     We have only three years of operational history in our industry. Accordingly, our operations are subject to the risks inherent in the establishment of a new business enterprise, including access to capital, acceptance of our products in the market and limited revenue from operations. We cannot assure you that our intended activities or plan of operation will be successful or result in revenue or profit to us.

WE HAVE A HISTORY OF LOSSES AND EXPECT FUTURE LOSSES.

     Since our inception, we have experienced operating losses, negative cash flows from operations and net losses in each quarterly and annual period. As of June 30, 2002, we had an accumulated net deficit of approximately $7.7 million. Revenue from our software and related services may not be sufficient to make us profitable in the future. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis, particularly to the extent that we face significant competition. In addition, we expect to increase our sales and marketing, product development, engineering and administrative expenses as we grow. As a result, we will need to generate significant revenue increases to achieve and maintain profitability.

Our operating losses are attributable to the developing nature of our business and have resulted primarily from:

-     significant costs associated with the development of our products

-     significant costs associated with our acquisition strategy

-     marketing and distribution of our products

- interest charges and expenses related to our current and previous debt and equity financings

-     minimal sales history of our products

OUR BUSINESS REQUIRES SIGNIFICANT EXPENDITURES WHICH WE MUST PAY BEFORE REALIZING ANY REVENUES.

     The development of our business and the development, sale and delivery of our products and services requires significant expenditures. Certain of our expenditures, including marketing, sales and general and administrative costs are expensed as they are incurred and before any revenue is recognized. We will continue to incur significant expenditures in connection with the acquisition of companies, and the acquisition, development and expansion of our products, services and customer base. Although we believe the net proceeds from our recent debt and equity sales are sufficient to implement our plan of operation, we may require additional financing in the future. We cannot assure you that any required additional financing will be available to us or that any additional financing will not materially dilute the ownership of our shareholders.

OUR OPERATING RESULTS IN ONE OR MORE FUTURE PERIODS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND MAY FAIL TO MEET OR EXCEED THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, CAUSING OUR STOCK PRICE TO FALL.

We expect to experience significant fluctuations in our future results of operations due to a variety of factors, many of which are outside of our control, including:

  .  demand for and market acceptance of our products and services;

  .  our expansion into international markets;

  . introduction of products and services or enhancements by us and our competitors;

  .  competitive factors that affect our pricing;

  .  the mix of products and services we sell;

  . the timing and magnitude of our capital expenditures, including costs relating to the expansion of our operations;

  .  the hiring and retention of key personnel;

  . conditions specific to the Knowledge Technology market and other general economic factors; and

  . changes in generally accepted accounting policies, especially those related to the recognition of software revenue.

INCREASED COMPETITION FROM OUR COMPETITORS COULD PREVENT US FROM PENETRATING NEW MARKETS.

The existing Knowledge Technology market related to enterprise information portal software market is intensely competitive. There are few substantial barriers to entry and we expect that we will face additional competition from existing competitors in the future. Moreover, if our approach is successful, it is likely that additional competitors will enter the market. Some of these additional competitors may have significantly more resources than we have, and may be able to devote the resources necessary to independently develop technology that provides equivalent or superior functionality compared to our products. For example, we also compete against larger companies providing a suite of products targeting business Internet applications, including Microsoft and Oracle, who we expect may provide products as part of their suite that compete with ours. To date, we have faced competition and sales resistance from potential customers that have developed or may develop in-house systems that may substitute for those we offer.

     We also compete against providers of software products to businesses. These providers may expand their technologies or acquire other companies to support greater functionality and capability, particularly in the areas of query response time and ability to support large numbers of users.

     We cannot assure you that we will be able to successfully compete against current and future competitors, or that competitive pressures we face will not materially adversely affect our business, prospects, operating results and financial condition. For a more detailed discussion of the competitive pressures we face, see "Business-Competition".

WE PLAN TO INCREASE OUR OPERATING EXPENSES TO BRING ABOUT AND SUPPORT HIGHER SALES, WHICH MAY RESULT IN LARGER NET LOSSES IF OUR REVENUE DOES NOT GROW ACCORDINGLY.

     We plan to increase our operating expenses to expand our sales and marketing operations and consulting and training programs, broaden our customer support capabilities and fund greater levels of research and development. Our operating expenses, which include research and development, sales and marketing, and general and administrative expenses are based on our expectations of future revenue and are relatively fixed in the short term. If revenue falls below our expectations in any quarter and we are not able to quickly reduce our spending in response, our operating results will be adversely affected and our stock price may fall.

SINCE OUR SALES CYCLE IS LONG, UNPREDICTABLE AND SUBJECT TO SEASONAL FLUCTUATIONS, IT IS DIFFICULT TO ACCURATELY FORECAST OUR REVENUE; IF WE FAIL TO ACHIEVE OUR FORECASTED REVENUE, OUR OPERATING RESULTS WILL SUFFER AND OUR STOCK PRICE MAY DECLINE.

     The typical sales cycle of our products and services is long and unpredictable and requires both a significant capital investment decision by our customers and our education of potential customers regarding the use and benefits of our products. Our sales cycle is generally between three and six months. A successful sales cycle typically includes presentations to both business and technical decision makers. The implementation of our products involves a significant commitment of resources by prospective customers. Accordingly, a purchase decision for a potential customer typically requires the approval of several senior decision makers. Our sales cycle is also affected by the business conditions of each prospective customer. Due to the relative importance of many of our individual product sales, a lost or delayed sale could adversely affect our quarterly operating results. Our sales cycle is also affected by seasonal fluctuations as a result of our customers' fiscal year budgeting cycles and slow summer purchasing patterns overseas. Also, we expect revenue to be higher in the fourth quarter than in other quarters of the year since many customers strive to spend unused budgeted dollars before the end of the year.

IF OUR SOFTWARE CONTAINS ERRORS, WE MAY LOSE CUSTOMERS OR EXPERIENCE REDUCED MARKET ACCEPTANCE OF OUR PRODUCTS.

     Our software products are inherently complex and may contain defects and errors that are detected only when the products are in use. In addition, some of our customers require or may require enhanced customization of our software for their specific needs, and these modifications may increase the likelihood of undetected defects or errors. Further, we often render implementation, consulting and other technical services, the performance of which typically involves working with sophisticated software, computing and networking systems, and we could fail to meet customer expectations as a result of any defects or errors. As a result, we may lose customers, customers may fail to implement our products more broadly within their organization and we may experience reduced market acceptance of our products. Our products are designed to facilitate the secure transmission of sensitive business information to specified parties outside the business over the Internet. As a result, the reputation of our software products for providing good security is vital to their acceptance by customers. Our products may be vulnerable to break-ins, theft or other improper activity that could jeopardize the security of information for which we are responsible. Problems caused by product defects, failure to meet project milestones for services or security breaches could result in loss of or delay in revenue, loss of market share, failure to achieve market acceptance, diversion of research and development resources, harm to our reputation, increased insurance costs or increased service and warranty costs. To address these problems, we may need to expend significant capital resources that may not have been budgeted.

IF WE FAIL TO MANAGE TECHNOLOGICAL CHANGE OR EFFECTIVELY RESPOND TO CHANGES IN CUSTOMER NEEDS, DEMAND FOR OUR PRODUCTS AND SERVICES WILL DROP AND OUR BUSINESS WILL SUFFER.

     The market for enterprise information portals is still in an early stage of development and is characterized by rapidly changing technology, evolving industry standards, frequent new service and product introductions and changes in customer demands. Our future success will depend to a substantial degree on our ability to offer products and services that incorporate leading technology and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. You should be aware that:

  . our technology or systems may become obsolete upon the introduction of alternative technologies;

  .  the technological life cycles of our products are difficult to estimate;

  . we may not have sufficient resources to develop or acquire new technologies or to introduce new services capable of competing with future technologies or service offerings; and

  . the price of the products and services we provide may decline as rapidly as, or more rapidly than, the cost of any competitive alternatives.

We may not be able to effectively respond to the technological requirements of the changing market for enterprise information portals. To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of those technologies and equipment are likely to continue to require significant capital investment by us. We may not have sufficient capital for this purpose in the future, and even if it is available, investments in new technologies may not result in commercially viable technological processes and there may not be commercial applications for those technologies. If we do not develop and introduce new products and services and achieve market acceptance in a timely manner, demand for our products and services will drop and our business will suffer.

OUR BUSINESS AND PROSPECTS WILL SUFFER IF WE ARE UNABLE TO ADEQUATELY RESPOND TO CUSTOMER SUPPORT DEMANDS.

     We expect that our customers increasingly will demand additional information and reports with respect to the services we provide. To meet these demands, we must develop and implement an automated customer service system to enable future sales growth. In addition, if we are successful in implementing our marketing strategy, we also expect the demands on our technical support resources to grow rapidly, and we may experience difficulties in responding to customer demand for our services and providing technical support in accordance with our customers' expectations. We expect that these demands will require not only the addition of new management personnel, but also the development of additional expertise by existing management personnel and the establishment of long-term relationships with third-party service vendors. We may not be able to keep pace with any growth, successfully implement and maintain our operational and financial systems or successfully obtain, integrate and utilize the employees, facilities, third-party vendors and equipment, or management, operational and financial resources necessary to manage a developing and expanding business in our evolving and increasingly competitive industry. If we are unable to address these customer demands, our business and prospects will suffer.

WE MAY BE UNABLE TO MAINTAIN OR GROW OUR INTERNATIONAL OPERATIONS, WHICH COULD SLOW OR UNDERMINE OUR OVERALL GROWTH.

     We intend to expand our international operations and anticipate that in the foreseeable future a significant portion of our revenue may be derived from sources outside the United States. If we are unable to maintain or grow our international operations, it could slow or undermine our overall growth. Our international operations are subject to a number of risks, including:

  .  costs of customizing our products for foreign countries;

  .  protectionist laws and business practices favoring local competition;

  . dependence on the performance of local resellers and other strategic partners;

  .  adoption of general Internet technologies in each international market;

  . compliance with multiple, conflicting and changing governmental laws and regulations;

  .  longer sales and payment cycles;

  .  import and export restrictions and tariffs;

  .  difficulties in staffing and managing international operations;

  .  greater difficulty or delay in accounts receivable collection;

  .  foreign currency exchange rate fluctuations;

  .  multiple and conflicting tax laws and regulations; and

  .  political and economic instability.

OUR FAILURE TO MANAGE OUR GROWTH COULD ADVERSELY AFFECT OUR BUSINESS.

     The planned expansion of our operations will place a significant strain on our management, financial controls, operations systems, personnel and other resources. Our ability to manage our future growth, should it occur, will depend in large part upon a number of factors including our ability to rapidly:

  . build and train our sales and marketing staff to create an expanding presence in the evolving enterprise information portal market, and keep them fully informed over time regarding the technical features, issues and key selling points of our products;

  . develop our customer support capacity as sales of our products grow, so that we can provide customer support without diverting engineering resources from product development efforts; and

  . expand our internal management and financial controls significantly, so that we can maintain control over our operations and provide support to other functional areas as the number of our personnel and size of our organization increases.

     Our inability to achieve any of these objectives could adversely affect our business.

RISKS RELATED TO ACQUISITIONS.

     A key component of our growth strategy is the acquisition of software and professional service firms that meet our criteria for revenues, profitability, growth potential and operating strategy. The successful implementation of this strategy depends on our ability to identify suitable acquisition candidates, acquire such companies on acceptable terms and integrate their operations successfully with ours. As of October 31, 2002, we had acquired two companies, and three additional acquisitions were probable. There can be no assurance that we will be able to continue to identify additional suitable acquisition candidates or that we will be able to acquire such candidates on acceptable terms. Moreover, in pursuing acquisition opportunities we may compete with other companies with similar growth strategies, certain of which competitors may be larger and have greater financial and other resources than ours. Competition for these acquisition targets likely could also result in increased prices of acquisition targets and a diminished pool of companies available for acquisition. Acquisitions also involve a number of other risks, including adverse effects on our reported operating results from increases in goodwill amortization, acquired in-process technology, stock compensation expense and increased compensation expense resulting from newly hired employees, the diversion of management attention, potential disputes with the sellers of one or more acquired entities and the possible failure to retain key acquired personnel. Client satisfaction or performance problems with an acquired firm could also have a material adverse impact on our reputation as a whole, and any acquired subsidiary could significantly underperform relative to our expectations. Because all of the our acquisitions were completed in the past 12 months, we are currently facing all of these challenges and our ability to meet them over the long term has not been established. For all these reasons, our pursuit of an overall acquisition strategy or any individual completed, pending or future acquisition may have a material adverse effect on our business, results of operations and financial condition. To the extent we choose to use cash consideration for acquisitions in the future, we may be required to obtain additional financing, and there can be no assurance that such financing will be available on favorable terms, if at all. As we issue stock to complete future acquisitions, existing stockholders will experience further ownership dilution. See "--Dilution," "--Future Capital Needs; Uncertainty of Additional Financing,"

INTELLECTUAL PROPERTY RISKS.

     We regard our copyrights, trademarks, trade secrets (including our methodologies, practices and tools) and other intellectual property rights as critical to our success. To protect our rights in these various intellectual properties, we rely on a combination of trademark and copyright law, trade secret protection and confidentiality agreements and other contractual arrangements with our employees, clients, strategic partners, acquisition targets and others to protect our proprietary rights. We have also registered several of our trademarks in the U.S. Effective trademark, copyright and trade secret protection may not be available in every country in which we offer or intend to offer our services. There can be no assurance that the steps taken by us to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate our copyrights, trademarks and similar proprietary rights, or that we will be able to detect unauthorized use and take appropriate steps to enforce our rights. In addition, although we believe that our proprietary rights do not infringe on the intellectual property rights of others, there can be no assurance that other parties will not assert infringement claims against us. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

POTENTIAL LIABILITY TO CLIENTS.

     Many of our consulting engagements involve the development, implementation and maintenance of applications that are critical to the operations of our clients' businesses. Our failure or inability to meet a client's expectations in the performance of our services could injure our business reputation or result in a claim for substantial damages against us, regardless our responsibility for such failure. In addition, we aggregate technologies and content, which may include confidential or proprietary client information. Although we have implemented policies to prevent such client information from being disclosed to unauthorized parties or used inappropriately, any such unauthorized disclosure or use could result in a claim for substantial damages. We attempts to limit contractually our damages arising from negligent acts, errors, mistakes or omissions in rendering professional services; however there can be no assurance that any contractual protections will be enforceable in all instances or would otherwise protect us from liability for damages. Currently, we maintains only general liability insurance coverage and do not maintain coverage for errors and omissions. In the event that we shall attempt to obtain insurance coverage for errors and omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against us that are uninsured, exceed available insurance coverage or result in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirements, could adversely affect our business, results of operations and financial condition.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING.

     We currently anticipates that our available cash resources will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next two months. However, we may need to raise additional funds in order to support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. Our future liquidity and capital requirements will depend upon numerous factors, including the success of our existing and new service offerings and competing technological and market developments. We may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms acceptable to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants, which may limit our operating flexibility with respect to certain business matters. Strategic arrangements, if necessary to raise additional funds, may require us to relinquish our rights to certain of our intellectual property. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution in net book value per share, and such equity securities may have rights, preferences or privileges senior to those of the holders of our Common Stock. If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

DEPENDENCE ON KEY PERSONNEL.

     Our performance is substantially dependent on the continued services and on the performance of our executive officers and other key employees, many of whom have worked together for only a short period of time. Particularly in light of our relatively early stage of development, we are dependent on retaining and motivating highly qualified personnel, especially our senior management. We do not have "key person" life insurance policies on any of our executive officers. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, results of operations or financial condition. See "Management."

COMPETITION
     The market for knowledge technology software and related professional services is relatively new, intensely competitive, rapidly evolving and subject to rapid technological change. We expect competition to persist, intensify and increase in the future. Our competitors can be divided into several groups: computer hardware and service vendors such as software vendors such as Lotus Development Corporation ("Lotus"), Microsoft Corporation ("Microsoft"), Novell, Inc. ("Novell") and, Oracle Corporation ("Oracle"); large information technology consulting service providers such as IBM, Accenture and Electronic Data Systems Corporation ("EDS"); telecommunications companies such as AT&T Corporation ("AT&T") and MCI Communications Group ("MCI"). Most of our current and potential competitors have longer operating histories, larger installed customer bases, longer relationships with clients and significantly greater financial, technical, marketing and public relations resources than we do, and could decide at any time to increase their resource commitments to our market. In addition, the market for Intranet, Extranet and Knowledge Technology applications is relatively new and subject to continuing definition, and, as a result, may better position ourcompetitors to compete in this market as it matures. Competition of the type described above could materially adversely affect our business, results of operations and financial condition.

MANAGEMENT OF GROWTH; INTEGRATION OF ACQUISITIONS.

     Our planned rapid growth is expected to continue to place a significant strain on our managerial, operational, financial and other resources. Our future success will depend, in part, upon our ability to manage our growth effectively, which will require that we continue to implement and improve our operational, administrative and financial and accounting systems and controls and to expand, train and manage our employee base. There can be no assurance that our systems, procedures or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to exploit the market for our business model. Furthermore, our future performance will depend on our ability to integrate the organizations acquired by us, which, even if successful, may take a significant period of time, will place a significant strain on our resources, and could subject us to additional expenses during the integration process. As a result, there can be no assurance that we will be able to integrate acquired businesses successfully or in a timely manner in accordance with our strategic objectives. If we are unable to manage internal or acquisition-based growth effectively, our business, results of operations and financial condition will be materially adversely affected.

RECRUITMENT AND RETENTION OF CONSULTING SERVICES PERSONNEL.

     Our business is labor intensive. Accordingly, our success depends in part on our ability to identify, hire, train and retain professionals who can provide the technology skills required by clients. We competes intensely for qualified personnel with other companies, and there can be no assurance that we will be able to attract, assimilate or retain other highly qualified technical, marketing and managerial personnel in the future. The inability to attract and retain the necessary technical, marketing and managerial personnel would have a material adverse effect on our business, results of operations and financial condition.

UNCERTAIN MAINTENANCE AND STRENGTHENING OF THE INCLUSION BRAND

     We believe that maintaining and strengthening the Inclusion brand is an important aspect of our efforts to attract clients and that the importance of brand recognition will increase due to the increasing number of companies entering the market for Internet professional services. Promoting and positioning the Inclusion brand will depend largely on the success of our marketing efforts and our ability to provide high quality, reliable and cost effective Internet solution strategy consulting, analysis and design, technology development, implementation and integration, audience development and maintenance services. If clients do not perceive our services as meeting their needs, or if we fail to market those services effectively, we will be unsuccessful in maintaining and strengthening our brand. Furthermore, in order to promote the Inclusion brand in response to competitive pressures, we may find our necessary to increase our marketing budget or otherwise increase our financial commitment to creating and maintaining brand loyalty among clients. If we fail to promote and maintain our brand, or incurs excessive expenses in an attempt to promote and maintain our brand, our business, results of operations and financial condition will be materially adversely affected.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

     We are not currently subject to direct government regulation, other than pursuant to securities laws and the regulations thereunder applicable to all publicly owned companies, and laws and regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is likely that a number of laws and regulations may be adopted at the local, state, national or international levels with respect to the Internet covering issues such as user privacy, freedom of expression, pricing of products and services, taxation, advertising, intellectual property rights, information security or the convergence of traditional communications services with Internet communications. The adoption of any such laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for our services or increase the cost of doing business or in some other manner have a material adverse effect on our business, results of operations or financial condition. In addition, the applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to such laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace which could reduce demand for our services or increase the cost of doing business as a result of costs of litigation or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS.

     As a result of our limited operating history, rapid growth and the emerging nature of the markets in which we compete, our historical financial data is of limited value in planning future operating expenses. Accordingly, our expense levels are based in part on our expectations concerning future revenues and are fixed to a large extent. Our revenues are derived primarily from software licensing fees and consulting fees for professional services engagements, which are difficult to forecast accurately. We may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. Accordingly, a significant shortfall in demand for our services could have an immediate and material adverse effect on our business, results of operations and financial condition. Further, we intend to increase our business development and marketing expenses significantly to expand operations and enhance our brand name and to increase other operating expenses as required for us to build. To the extent that such expenses precede or are not rapidly followed by increased revenues, our business, results of operations and financial condition may be materially adversely affected.

     Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include the level of demand for the our software products; our success in finding and acquiring suitable acquisition candidates; our ability to attract and retain personnel with the necessary strategic, technical and creative skills required to service clients effectively; the cost of advertising and related media; the amount and timing of expenditures by our clients for professional services; client budgetary cycles; the amount and timing of capital expenditures and other costs relating to the expansion of our operations; our introduction of new products or services or by our competitors; pricing changes in the industry; technical difficulties with respect to the use of the Internet; economic conditions specific to Internet technology usage; government regulation and legal developments regarding the use of the Internet; and general economic conditions. As a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service, technology or marketing decisions or business or technology acquisitions that could have a material adverse effect on our business, results of operations and financial condition. We may also experience seasonality in our business in the future, resulting in diminished revenues to us as a consequence of decreased demand for software and professional services during summer and year-end vacation and holiday periods. Due to all of the foregoing factors, in some future quarter our operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of our Common Stock would likely be materially and adversely affected and litigation may ensue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE MAY NOT HAVE ENOUGH AUTHORIZED BUT UNISSUED SHARES OF OUR COMMON STOCK TO ISSUE UPON CONVERSION OF OUR 12% CONVERTIBLE DEBENTURES, WHICH WOULD OBLIGATE US TO PAY A CONVERSION PENALTY TO THE 12% CONVERTIBLE DEBENTURE HOLDERS.

     Under the terms of the 12% convertible debentures, we are required to use our best efforts to reserve for issuance at all times a number of shares of our common stock equal to no less than two times the number of shares actually issuable at any time upon conversion of all of the 12% convertible debentures and exercise of all of the warrants. As of October 31, 2002, we have reserved 72,666,667 shares of common stock for issuance upon conversion of the 12% convertible debentures and exercise of the warrants.

     The conversion price of the 12% convertible debentures and the exercise price of the warrants is dependent upon the trading price of our shares of common stock on the OTC Bulletin Board. Depending upon the trading price of our shares of common stock, we may not have a sufficient number of authorized shares of common stock in the future to reserve for issuance upon conversion of the 12% convertible debentures and exercise of the warrants or upon actual conversion and exercise.

     If, at any time, we do not have sufficient authorized but unissued shares of common stock to effect a requested conversion of the 12% convertible debentures, we are required to pay to the 12% convertible debenture holders a conversion penalty equal to the remaining principal amount of the 12% convertible debentures not converted plus accrued interest multiplied by 0.24 and then multiplied by the number of days divided by 365 that the 12% convertible debentures remain unconverted because of an insufficient amount of authorized shares. Also, our failure at any time to reserve two times the number of shares of our common stock for issuance upon conversion of the 12% convertible debentures and exercise of the warrants is an event of default under the terms of the 12% convertible debentures and warrants. Our payment of any required conversion penalty or our breach of the terms of the 12% convertible debentures or warrants could have a material adverse affect on our business.

CONVERSION OF THE 12% CONVERTIBLE DEBENTURES COULD DILUTE THE VALUE OF A STOCKHOLDER'S INVESTMENT.

     As of October 31, 2002, $350,000 in principal amount of 12% convertible debentures were issued and outstanding. The 12% convertible debentures are convertible into a number of shares of common stock determined by dividing the principal amount converted by the conversion price in effect. If converted on October 31, 2002, the 12% convertible debentures would have converted into approximately 66,666,667 shares of our common stock. This number of shares, however, could be significantly greater in the event of a decrease in the trading price of our common stock. Purchasers of our common stock could therefore experience substantial dilution of their investment upon conversion of the 12% convertible debentures. The 12% convertible debentures are not registered and may be sold only if registered under the Securities Act or sold under an applicable exemption from registration. The shares of common stock into which the 12% convertible debentures may be converted are being registered pursuant to the registration statement relating to this prospectus.

     As of October 31, 2002, warrants to purchase 1,050,000 shares of common stock issued to the purchasers of the 12% convertible debentures were outstanding. The warrants are exercisable over the next three years at a price equal to $1.00 per share. The exercise price of the warrants may be adjusted from time to time under certain antidilution provisions. The shares of common stock issuable upon exercise of the warrants are being registered pursuant to the registration statement relating to this prospectus.

      In the absence of a proportionate increase in our earnings and book value, an increase in the aggregate number of our outstanding shares of common stock caused by a conversion of the 12% convertible debentures or exercise of the warrants would dilute the earnings per share and book value of all of our outstanding shares of common stock. If these factors were reflected in the trading price of our common stock, the potential realizable value of a stockholder's investment could be adversely affected.

OUR STOCK IS TRADED ON THE OTC BULLETIN BOARD AND THE TRADABILITY IN OUR STOCK MAY BE LIMITED UNDER THE PENNY STOCK REGULATIONS.

     Our common stock is traded on the OTC Bulletin Board under the symbol "IINCE". The OTC Bulletin Board is not a recognized national securities exchange. If the trading price of our common stock is less than $5.00 per share, trading in our common stock would also be subject to the requirements of Rule 15g-9 under the Exchange Act. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

     SEC regulations also require additional disclosure in connection with any trades involving a "penny stock", including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and our associated risks. Such requirements may severely limit the liquidity of our common stock in the secondary market because few brokers or dealers are likely to undertake such compliance activities. Generally, the term "penny stock" refers to a stock with a market price of less than $5.00 per share which is not traded on a national securities exchange or quoted on NASDAQ. An active trading market in our common stock may never develop because of these restrictions.

     There is a limited public market for our common stock and warrants and any future trading price of our common stock may decline, making it difficult for you to sell your stock.

     Currently, there are a limited number of market makers for our common stock and there can be no assurance that a market for our shares will continue with any consistency. An illiquid market for our common stock may result in price volatility and poor execution of buy and sell orders for our investors. There is no public market for our warrants and we cannot assure you that one will develop. We do not intend to list our warrants on any exchange.

WE HAVE NOT PAID ANY DIVIDENDS IN THE PAST AND DO NOT ANTICIPATE PAYING DIVIDENDS IN THE FUTURE.

     We anticipate using the proceeds received from our recent debt and equity sales and any future earnings to promote and increase our business and for other working capital uses. We have not paid or declared any dividends in the past.

Based upon our present financial status and our contemplated financial requirements, we do not anticipate paying any dividends upon the shares offered by this Prospectus for the foreseeable future. While we may declare dividends at some time in the future, we cannot assure you of the timing of future dividends, if any.

VOLATILITY OF STOCK PRICE.

     The market price of our Common Stock is likely to continue to be highly volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the stock market, which has recently been at or near historic lows, has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of such companies. In the past, following periods of volatility in the market price of our securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, operating results and financial condition.


                           FORWARD LOOKING STATEMENTS

     The statements we make in this prospectus that are not historical fact are "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "believes," "estimates," "projects" or similar expressions are intended to identify these forward-looking statements. These statements are subject to risks and uncertainties beyond our reasonable control that could cause our actual business and results of operations to differ materially from those reflected in our forward-looking statements. The safe harbor provisions provided in the Securities Litigation Reform Act do not apply to forward-looking statements we make in this prospectus.

     Forward-looking statements are not guarantees of future performance. Our forward-looking statements are based on trends, which we anticipate in our industry and our good faith estimate of the effect on these trends of such factors as industry capacity, product demand and product pricing. In addition, our forward-looking statements are subject to our ability to reverse the current negative trend in our financial results.

     The inclusion of projections and other forward-looking statements should not be regarded as a representation by us or any other person that we will realize our projections or that any of our forward-looking statements contained in this prospectus will prove to be accurate. We will not update any forward-looking statements other than as required by law.

                  DESCRIPTION OF SECURITIES PURCHASE AGREEMENT

Our Agreement

     On September 4, 2002, we entered into a securities purchase agreement with an investment group to raise up to $1,000,000 through the sale to the investors of our 12% convertible debentures due September 4, 2003 with warrants to purchase up to 3,000,000 shares of our common stock. Upon execution of the securities purchase agreement, the investors purchased $350,000 in principal amount of 12% convertible debentures with warrants to purchase 1,050,000 shares of our common stock. The purchase price paid by the investors for our 12% convertible debentures and warrants was $350,000, which represents the total amount we have received under the securities purchase agreement through October 31, 2002. Under the terms of our securities purchase agreement, the investors are obligated to purchase the remaining $650,000 in principal amount of our 12% convertible debentures with warrants to purchase 1,950,000 shares of common stock for a purchase price of $650,000. The investors are obligated to purchase the additional 12% convertible debentures on the date the registration statement relating to the common stock offered by this prospectus is declared effective by the SEC. If the registration statement is not declared effective, the investors have no obligation to purchase the additional 12% convertible debentures or the warrants.

Description of 12% Convertible Debentures

     Our 12% convertible debentures have a maturity date of September 4, 2003 at which time the principal amount and all accrued interest on the 12% convertible debentures is due and payable. Interest payments on the 12% convertible debentures are due and payable quarterly commencing September 30, 2002 or at the option of the debenture holder upon conversion of the 12% convertible debentures into shares of our common stock. If the debenture holder elects, we will pay any accrued interest on conversion by issuing shares of our common stock to the debenture holder at a price equal to the conversion price of our common stock as described below. The 12% convertible debentures are secured by a security agreement and an intellectual property security agreement under which we pledged substantially all of our assets, including our goods, fixtures, equipment, inventory, contract rights, receivables and intellectual property.

     The 12% convertible debentures are convertible at any time at the option of the holder into shares of our common stock, provided at no time may a holder of our 12% convertible debentures and our affiliates own more than 4.9% of our outstanding common stock without giving us 30 days prior written notice of the debenture holder's intent to waive the 4.9% ownership limitation. See "Limitation on Stock Ownership of Debenture Holder". The conversion price of our common stock used in calculating the number of shares issuable upon conversion, or in payment of interest on the 12% convertible debentures, is the lesser of

- 50% of the average of the lowest three trading prices of our common stock for the twenty trading days ending one trading day prior to the date we receive a conversion notice from a debenture holder; and

-     a fixed conversion price of $1.00.


Also, under the terms of the 12% convertible debentures, if we at any time

- distribute any shares of our common stock in a consolidation, exchange of shares, recapitalization or reorganization, the 12% convertible debenture holders are entitled to participate in the distribution as if the debenture holders had converted the 12% convertible debentures;

- distribute any of our assets to our stockholders as a dividend, stock repurchase, return of capital, or otherwise, the 12% convertible debenture holders are entitled to participate in the distribution as if the debenture holder had converted the 12% convertible debentures; or

- issue or sell any shares of our common stock for no consideration or at a price less than $1.00 share, then the fixed conversion price of $1.00 described above shall be reduced to the price per share we receive on the issuance or sale.


REDEMPTION RIGHT

     For so long as we are not in default of the terms of the 12% convertible debentures we have the right, exercisable on not less than ten (10) trading days notice to the holders of the 12% convertible debenture, to prepay all of the outstanding 12% convertible debenture by paying any amount to equal to 150% of the then outstanding principal amount of the 12% convertible debenture plus accrued and unpaid interest.

DESCRIPTION OF WARRANTS

     The warrants purchased by the investors on September 4, 2002 entitles the investors to purchase 1,050,000 shares of our common stock at an exercise price equal to $1.00 per share.

     The warrants expire on September 4, 2005. The warrants are subject to exercise price adjustments upon the occurrence of certain events including stock dividends, stock splits, mergers, reclassifications of stock or our recapitalization. The exercise price of the warrants is also subject to reduction if we issue any rights, options or warrants to purchase shares of our common stock at a price less than the market price of our shares as quoted on the OTC Bulletin Board. Also, if at any time, we declare a distribution or dividend to the holders of our common stock in the form of cash, indebtedness, warrants, rights or other securities, the holders of the warrants are entitled to receive the distribution or dividend as if the holder had exercised the warrant.

OUR COVENANTS WITH THE 12% CONVERTIBLE DEBENTURE HOLDERS

     We may not, without the prior written consent of our 12% convertible debenture holders, do any of the following:

- pay, declare or set apart for payment any dividend or other distribution on shares of our capital stock other than shares issued in the form of a stock dividend;

- redeem, repurchase or otherwise acquire any shares of our capital stock or any warrants, rights or options to purchase or acquire our shares of capital stock;

- incur any indebtedness, except to trade creditors or financial institutions incurred in the ordinary course of our business or to pay the 12% convertible debentures;

- sell, lease or otherwise dispose of any significant portion of our assets outside of the ordinary course of our business;

 - lend money, give credit or make advances to any person or entity except in the ordinary course of our business;

LIMITATION ON OWNERSHIP OF OUR SHARES OF COMMON STOCK BY A 12% CONVERTIBLE DEBENTURE HOLDER

     Our securities purchase agreement with the investors provides that at no time may a 12% convertible debenture holder, together with our affiliates, maintain ownership of more than 4.9% of our outstanding common stock, unless the debenture holder gives us at least 30 days prior notice of their intent to waive the 4.9% ownership limitation.

REGISTRATION RIGHTS AGREEMENT WITH THE INVESTORS

     Simultaneously with the execution of the securities purchase agreement, we entered into a registration rights agreement with the investors. The securities offered by this prospectus are in compliance with our obligations under the registration rights agreement. The holders of the 12% convertible debentures and warrants are also entitled under the registration rights agreement to certain "piggyback" registration rights if we file a registration statement relating to the sale of securities for our own account. This means the holders of the warrants and 12% convertible debentures may participate and sell shares in our public offering, except for shares registered by us for issuance under our employee stock option plans or in a merger or exchange in which our shares are issued in exchange for other securities.

     Under the registration rights agreement, if the registration statement relating to the securities offered by this prospectus is not declared effective by the SEC on or before January 1, 2003, we are obligated to pay a registration default fee to the 12% convertible debenture holders equal to $2,000 for each $100,000 in principal amount of outstanding 12% convertible debentures. We are obligated to pay the default fee for each 30-day period, prorated for partial periods, that the registration statement is not declared effective. The default fee is due on the date the registration statement is declared effective and is payable in cash or at the option of the 12% convertible debenture holder in shares of our common stock. Payments in shares of our common stock will be based upon the lowest three trading prices of our common stock for the twenty trading days prior to the payment date.

Events of Default

     If we commit an event of default under our agreements with the 12% convertible debenture holders, the 12% convertible debentures are immediately due and payable and we must pay to the 12% convertible debenture holders an amount equal to the greater of

- 120% of the outstanding principal amount plus accrued interest on the 12% convertible debentures;

- or, the value of the number of shares of our common stock into which the 12% convertible debentures are convertible based upon the trading price of our common stock on the day preceding the date of payment.

     The 12% convertible debenture holders would also have the right to exercise their rights under the security agreement securing the 12% convertible debentures, which could lead to control of substantially all of our assets.

   Events of default include:

- our failure to pay timely any principal and interest due on the 12% convertible debentures;

- our failure or inability to issue shares of our common stock upon conversion of the 12% convertible debentures or exercise of the warrants;

- our breach of any of the material covenants, representations or warranties included in the 12% convertible debentures or the related securities purchase agreement; or

- we file bankruptcy or a receiver or trustee is appointed for a substantial part of our business or assets.

                              PLAN OF DISTRIBUTION

     The shares being offered by the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold from time to time in one or more transactions, which may involve block transactions:

- on the Over-the-Counter Bulletin Board or on such other market on which the common stock may from time to time be trading;

     -     in privately-negotiated transactions;

     -     through the writing of options on the shares;

     -     short sales; or

     -     any combination thereof.

     The sale price to the public may be:

     -     the market price prevailing at the time of sale;

     -     a price related to such prevailing market price;

     -     at negotiated prices; or

     - such other price as the selling stockholders determine from time to time.

     The shares may also be sold pursuant to Rule 144 or Regulation S. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

     The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed "underwriters" as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts.

     The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

     The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited form simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

     We have agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

                                 USE OF PROCEEDS

     We are registering our warrants and shares of common stock offered by this prospectus to satisfy our contractual obligation to the investors. We will not receive any of the proceeds from the sale of our warrants or common stock by the selling stockholders under this prospectus. We will, however, receive proceeds from the issuance of our common stock upon the exercise, if any, of our warrants.

                       INFORMATION ON SELLING STOCKHOLDERS

     The following table includes certain information with respect to the selling stockholders as of October 31, 2002. The selling stockholders are not an affiliate of ours and have not had a material relationship with us or any of our predecessors during the past three years. The selling stockholders are not registered broker-dealers or affiliates of any registered broker-dealers.





                          Beneficial     Maximum Number    Approximate
                         Ownership of      of Shares of    Percentage of
                            Common         Common Stock    Common Stock
                         Stock Prior to  Offered for Sale  to be Owned
                          the Offering       Hereby        After Offering
Name                     ----------------- ------------  ----------------



AJW Partners, LLC               21,124,200  21,124,200      0%
AJW Offshore, Ltd.              30,418,267  30,418,267      0%
AJW Qualified Partners, LLC     21,124,200  21,124,200      0%
John Challas                       270,000      67,500      *
IVM Investment Fund VIII, LLC        3,614         904      *
Institutional Venture Partners
VIII, L.P.                         177,101      44,275      *
Barry Newman                       141,012      35,253      *
Frederick Claussen                  17,034       4,258      *
Robert J. Rudelius                 214,233      53,558      *
Frederick Duhring                   55,719      13,930      *
Vincent Ricci                        8,472       2,118      *
Ray Sebastian                        8,472       2,118      *
Raymond J. Lane, Trustee
FBO The Raymond J. Lane Trust      200,000      50,000      *
Elbert Bressie                     200,000      50,000      *
Garage Securities, Inc.            139,734      34,934      *
Shackelton Family Revocable
 Trust                             114,080      28,520      *
Kjell Nodeland                      71,455      17,864      *
Alok Oberoi                        903,238     647,796      *
Mahim Mehra                        149,276     100,000      *
Sandy Ogden                         30,931      30,931      *
Kurt Hammerstrom                     9,600       2,400      *
Kent Greenes                        20,000       5,000      *
Wilson Sonsini Goodrich &
 Rosati                              8,642       8,642      *


* less than 1%


     The number of shares included in the above table represents an estimate of the number of shares of common stock to be offered by the selling stockholders. The actual number of shares of common stock offered by the selling stockholders is indeterminate, is subject to adjustment and could be materially less or more than the estimated number. The actual number of shares issuable upon conversion of the 12% convertible debentures and exercise of the related warrants is dependent on the future market price of our common stock, which we cannot predict. The actual number of shares of common stock offered in this prospectus, and included in the registration statement relating to this prospectus, includes an additional number of shares of our common stock which may be issued or issuable upon conversion of the 12% convertible debentures and exercise of the related warrants because of any stock split, stock dividend or similar transaction involving our common stock, pursuant to Rule 416 of the Securities Act. Under the terms of the 12% convertible debentures, if the 12% convertible debentures were converted on November 6, 2002, the conversion price would have been $0.03

     Under the terms of the 12% convertible debentures and the related warrants, the 12% convertible debentures are convertible and the warrants are exercisable by any holder only to the extent that the number of shares of our common stock issuable on conversion or exercise, together with the number of shares of our common stock owned by the holder and our affiliates (but not including shares of common stock underlying unconverted shares of 12% convertible debentures or unexercised portions of the warrants) would not exceed 4.9% of our shares of outstanding common stock as determined in accordance with Section 13(d) of the Securities Exchange Act. Therefore, the number of shares of our common stock included in the above table exceeds the number of shares of common stock that a selling stockholder could own beneficially at any given time through our ownership of the 12% convertible debentures and the warrants. For this reason, the beneficial ownership of our common stock by a selling stockholder included in the above table is not determined in accordance with Rule 13d-3 under the Securities Exchange Act.


                              I-INCUBATOR.COM, INC.

ORGANIZATION AND DEVELOPMENT

     I-Incubator.com, Inc. was incorporated in the State of Florida on May 5, 1997 under the name Master Communication Corp. Master Communication Corp. was a development stage company principally engaged in exploring business opportunities in the telecommunications business. On November 24, 1999 we changed our name to I-Incubator.com, Inc.

     On May 16, 2002, we acquired Inclusion, Inc. ("Inclusion"), a Los Altos, California-based information technology software firm pursuant to an Agreement and Plan of Merger (the "Agreement"). Pursuant to the Agreement, Inclusion merged with our newly-formed, wholly-owned subsidiary, with Inclusion being the surviving corporation. The result of the merger was to make Inclusion our wholly-owned subsidiary. We, with Inclusion, will refocus our business towards providing software, engineering services, and expert consulting aimed at the Knowledge Technology market to customers.
The information presented herein is that of Inclusion.

On June 10, 2002, we acquired the assets of Planet-Intra.com International Ltd.
(BVI) ("Planet-Intra"), a privately held software company located in Windsor, Ontario, Canada.

     On August 1, 2002, we acquired the assets of Flypaper, Inc., a privately held software company located in San Carlos, California.

Our address is 101 First Street, Suite 493, Los Altos, CA 94022. Our telephone number is (650) 938-8960 and our web sites can be accessed at www.inclusiontechnology.com and www.inclusion.net.

BUSINESS

     Founded in 1997, we offer our customers a suite of software, engineering services, and expert consulting. Customized and highly secure, our technology is typically deployed as enterprise portals, supply chain collaboration, intranets/extranets, project management, new product development, marketing automation, and workgroup communication.

     Since our inception, we have developed web and network-based products, which permit customers to develop and share relevant information to users within and across organizations. Three investment rounds of financing were funded and lead by venture capital investors between June 1998 and July 2001. In September 2000, Martin Nielson assumed full time responsibilities as Chief Executive Officer, brought new investors, and re-focused us on medium to large sized enterprises as our principle customer market. In the period between September 2000 and July 2001, we actively repositioned our software to this market and gained a much deeper experience of serving the needs of enterprise customers. This customer experience provided a deeper understanding of the potential value of our products and services. Combined with new research into the knowledge technologies markets by leading market researchers and investment analysts, management became convinced to launch a new plan with the objective of maximizing long-term shareholder value by implementing a new business strategy.

     In July 2001, we took steps necessary to implement a new business strategy. This new business strategy will seek to combine software, engineering, and consulting products and services around the knowledge technology marketplace.

     During this period, a number of significant steps were taken to prepare for the launch of this new plan. Among these steps taken were:

-     construction of the details of the new plan
-     repositioning the products and services
- restructuring of the personnel, including identifying new additions to management
- reduction of costs, writing off unproductive assets, and preparing the financial statements needed to launch with a cleaner plan
- engagement of key professionals, including legal and investment banking teams
-     negotiating with sources of new investment
-     identifying and negotiating control of a suitable public company vehicle
-     identifying and negotiating with acquisition targets

     We intend to become one of the industry's leading providers of software and services for intelligent, interactive communications across enterprises and marketplaces. Inclusion customers leverage their most important assets - human and intellectual capital - by capturing and re-using knowledge that is created while people work. Customized and highly secure, Inclusion's technology is typically deployed as enterprise portals, supply chain collaboration, intranets/extranets, project management, new product development, marketing automation, and workgroup

INDUSTRY OVERVIEW

     In today's highly competitive environment, businesses are focused on improving their efficiency, effectiveness and ability to meet customer demands. Providing diverse internal decision-makers with relevant, accurate and timely information is a key strategic priority for business and an important element of achieving competitive advantage. Similarly, sharing information with customers and suppliers is essential to succeed as an e-business.

ABUNDANCE OF INFORMATION

     Business decision-makers need quick access to relevant information from a variety of sources, including the Internet, corporate intranets, e-mail, databases, business applications and other software programs. However, the large and growing quantity of information, coupled with the lack of effective solutions for efficiently accessing it and organizing it, make it difficult to identify and utilize relevant information. Due to this information overload, businesses need to be able to quickly identify and obtain relevant information in order to make timely and informed decisions.

THE  PROLIFERATION  OF  DISPARATE  INFORMATION  TECHNOLOGY  FORMATS

     There is a rapidly growing variety of technologies used for creating, storing and organizing information. These include many different hardware platforms--such as mainframe computers and client/server network systems, which may involve using different access terminals and fulfilling multiple access and security protocols--and different software applications--such as database, sales force automation, client relationship management, intranet and document management systems and enterprise resource planning software. However, many of these hardware platforms and software applications were developed independently to be operated on a stand-alone basis or without a view to being operated with other hardware platforms and software applications. As a result of these different hardware and software formats, it is increasingly difficult and time consuming to gain access to all relevant information.

EMERGENCE  OF  THE  INTERNET  AS  THE  UNIVERSAL  INFORMATION  INFRASTRUCTURE

     The Internet continues to experience rapid growth and expansion as an important global medium for communications and business due to our cost effectiveness, extensive reach and ability to handle tremendous growth. The Internet provides a powerful medium for enterprises and their customers, suppliers and strategic partners to share business information efficiently. We expect that the ability to share information efficiently over the Internet will become increasingly enhanced and lead growing numbers of enterprises to adopt web-based information and communication solutions.

GROWTH  OF  E-BUSINESS

     The Internet continues to transform the way that business is conducted. It can help businesses improve customer satisfaction, reduce cost structures, globalize operations, foster innovation and accelerate speed to market. E-business is the use of the Internet and emerging technologies to replace or supplement traditional business channels and practices. As the number of Internet users has grown, enterprises have increasingly viewed the Internet as an opportunity to interact rapidly with a larger number of geographically distributed offices, employees, customers, suppliers and partners. In many cases, the adoption of a web-based marketing, communication or financial model provides enterprises with strategic competitive advantages and can prevent the loss of market share to aggressive e-business innovators.

KNOWLEDGE TECHNOLOGY

Knowledge Technology (KT) solutions aim to leverage the largest and most valuable assets of today's corporations - human capital and intellectual property. KT software identify and harness the knowledge that is now trapped inside e-mails, proposals, files and people, scour databases and learn to reuse precious pieces of content that would otherwise be lost. Some of these solutions exist today in the form of collaborative tools, eLearning solutions and content or document management applications. While the existing KT applications are disparate and rather vertical in nature, with the movement to enterprise resource planning ("ERP"), industry analysts expect these solutions to come together under one umbrella in a parallel manner.

Software that can deliver more value to its users rather than providing replacement technologies should attract an increasingly higher percentage of the corporate information technology ("IT") budget. Given the recent economic slowdown and reduction in corporate spending, this point is particularly noteworthy, as IT expenditures appear to be garnering the highest level of scrutiny by corporate managers. We believe that with operational systems already in place to automate routine business functions, corporate spending on information technology will be diverted toward those products that deliver increasingly higher orders of value. We believe that the time has come for KT solutions to be sweeping, enterprise-wide initiatives for companies looking to gain a strategic competitive advantage.

THE KEY DRIVERS OF KNOWLEDGE TECHNOLOGY

In today's highly competitive business environment, companies have found that the knowledge held by their employee has become an almost-priceless asset. Over the past 40 years, increasingly more sophisticated generations of technology learned to replace rote-level tasking, which pushed workers up the value chain. This phenomenon has forced workers to repeatedly acquire new skills and receive higher levels of training and education and, as a result, corporations have developed an almost unhealthy degree of dependence on their employees.
Knowledge Technologies aim to gets the right information to the right people at the right time and add a critical layer of intelligence to business processes to enable effective decision making, personalization and improved problem solving.

OUR SOLUTION

     We provide a secure platform as a licensed product for use within customer data centers, and as a fully scaleable Application Service Provider solution for immediate deployment. In addition to our software, our Consulting Group and Deployment Facilitation Teams offer unique services that help organizations derive the maximum benefit from the software solution. Our customers leverage their most important assets - human and intellectual capital - by capturing and re-using knowledge that is created while people work. Customized and highly secure, our technology is typically deployed as enterprise portals, supply chain collaboration, intranets/extranets, project management, new product development, marketing automation, and workgroup communication.

PRODUCTS

     We offer software products designed to leverage the customers' most important assets - human and intellectual capital by capturing and re-using knowledge that is created while people work automate the management and administration of computer systems. Set forth below is a summary of our principal product offerings.

INTRA.NET INFORMATION MANAGEMENT SYSTEM

     Intra.net is a powerful tool for collaborating, sharing information, and improving organizational effectiveness. Its ergonomic user interface, desktop integration and administrative tools make Intra.Net unlike any other Knowledge Technology platform. Customers can choose to deploy the system as an ASP, or through licensing the technology for use with their own Oracle or Microsoft databases.

     Intra.Net v4.3 features 18 powerful web-based tools for information management and collaboration, including user-customizable interfaces, published content, document management, seamless integration of other web-based enterprise applications, synchronization of desktop email, calendars, contact lists, and flexible user and group access controls.

FLYPAPER

     Flypaper's team collaboration software platform brings together people, process and technology to greatly accelerate business processes by centralizing information and creating clear channels of communication between each team member. Delivered exclusively as hosted solution, Flypaper's TeamSpace software and business process consulting practices serve leading enterprise customers such as Texaco, Chiron, Charles Schwab, Johnson & Johnson, and Hewlett-Packard. Flypaper's software complements that of Intra.Net and will shortly be integrated into the product offering under a unified marketing, sales and distribution methods.

OUR ACQUISITION STRATEGY

     We view the market for our products and services as growing, and believe that companies serving those markets are consolidating. This consolidation presents an opportunity for us to further expand our product lines and functionality, distribution capacity and service offerings and to add new, related lines of business. Since June 2002, we have acquired the assets of Planet Intra and Flypaper. Through these acquisitions, we have added additional product lines, additional functionality to our existing products, additional direct distribution capacity and additional service capacity. To date, we have identified over 500 companies, both privately held and public, which potentially fit into our view of the Knowledge Technologies market and which would potentially add significant value, assets, products and employees. We currently have assigned a team of employees to investigate potential opportunities with these companies and to open dialogues. We have implemented an acquisition life cycle, which includes identifying potential acquisition targets, opening dialogues with companies, and progressing to letters of intent with companies with which agreements can be reached. We have developed a methodology for determining the purchase price of acquisitions, which consists of an initial payment, based on the acquisition target's historical sales of both software products and services and an earn-out payment based upon future performance.
Our methodology values revenue generated from the licensing of software at approximately three times the value of revenue generated from professional services. Our methodology also requires the reduction in purchase prices to reflect the failure of the target company achieve certain revenue and profit milestones.

     We anticipate that we will make additional, perhaps material, acquisitions in the future. As of today, we have entered into letters of intent with two professional services firms and are currently in discussions with several other companies. The timing of any such acquisition is impossible to predict and the charges associated with any such acquisition could materially adversely affect our results of operations, beginning in the periods in which any such acquisition is completed.

SALES AND MARKETING

     We currently sells our services directly to customers via our direct sales force. We expect to expand our direct sales force in the US by hiring experienced sales persons, through acquisition of complementary businesses with existing client bases and by developing relationships with partner companies to accelerate our sales penetration into our target markets. Our sales efforts will also be supplemented by marketing and communications activities that it pursues to further build brand recognition in the marketplace. These activities will include comprehensive sales efforts that include direct mail campaigns targeting corporate executives, public speaking opportunities, attendance at industry conferences and business events, a public relations program, sales and marketing materials.

     We currently derives our revenue from license revenue and hosting services revenue.

     We currently market our products through a direct sales force, an inside telesales channel, and value added resellers (VAR). Our products are marketed throughout North America, South America, Europe and parts of the Pacific Rim by our product sales organization.

     We license our products to end user customers and value added resellers
(VAR). Software license revenue from sales to end users is generally recognized upon receipt of a signed contract or purchase order and delivery of the software, provided the related fee is fixed and determinable and collectibility of the fee is probable and vendor-specific objective evidence for all undelivered elements has been established.

     In addition to software license revenue, we offer our product though a hosting service on a monthly subscription basis directly to our customers. Hosting services revenue from sales to end-users is generally recognized on a pay-as-you-go basis.

PRODUCT DEVELOPMENT

     The computer software industry is characterized by rapid technological change and is highly competitive in regard to timely product innovation. Accordingly, we believe that our future success depends on our ability to enhance current products that meet a wide range of customer needs and to develop new products rapidly to attract new customers and provide additional solutions to existing customers. In particular, we believe it must continue to respond quickly to users' needs for broad functionality and open systems support.

     We currently address the need of current users through regularly scheduled maintenance and enhancement releases. At the same time, we seek to acquire and develop new products to meet the needs of a broader group of users.

     We recently announced our next release of Intra.Net Information Management System 4.3, a powerful tool for collaborating, sharing information, and improving organizational effectiveness. Feedback from customers has been incorporated into the new release, which features the scalability and security of their SCAI architecture, while its ergonomic user interface, desktop integration and administrative tools make Intra.Net unlike any other Knowledge Technology platform. Customers can choose to deploy the system as an ASP, or through licensing the technology for use with their own Oracle or Microsoft databases.

     Our strategy is to continue to enhance the functionality of our current portfolio of products through new releases and new feature development to meet the continually advancing systems administration and management requirements of our customers, including:

-     increased scalability and performance;
- increased integration with other systems management point solutions as well as other enterprise systems management frameworks;
- increased levels of automation and ease of use to further reduce administrative costs and overhead;
-     increased range of supported platforms; and
-     continued customization for our current and new third-party distributors.

     There can be no assurance that we will be successful in developing and marketing new features or products that respond to technological change or evolving industry standards, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of any new features or products, or that our new features or products will adequately meet the requirements of the marketplace and achieve market acceptance. If we are unable, due to lack of resources or for technological or other reasons, to develop and introduce new features and products in a timely manner in response to changing market conditions or customer requirements, our business, operating results, and financial condition will be materially adversely affected. See "Risk Factors".

OPERATIONS

     We delivers our licensed software products to customers from our operations center in Windsor, Ontario, Canada. Hosted delivery of the software is provided to customers from a secure, redundant third party server facility presently in Detroit, Michigan. All primary technical support is provided from and/or managed remotely from the Windsor center. Customers which require additional services, in particular those a new services which will be increasingly delivered as result of acquisitions, will be delivered through appropriate local offices or from centralized support facilities such as the Windsor facility. Presently, most of our telesales, marketing, and accounting functions are carried out by employees in the Windsor facility

COMPETITION

     Our markets are intensely competitive. Customer requirements and the technology available to satisfy those requirements continually change. Inclusion competitors include large information technology consulting companies such as Accenture, Cambridge Technology Partners, Inc., Electronic Data Systems Corporation, IBM Global Services and KPMG; and numerous other companies our size and smaller. Many of these companies have greater financial resources and larger customer bases than Inclusion does and may have larger technical, sales, and marketing resources than Inclusion does. Inclusion expects to encounter additional competition as we address new markets and as the computing market continues to converge.

     We must frequently compete with our clients' own internal information technology capability, which may constitute a fixed cost for the client. This may increase pricing pressure on us. If we are forced to lower our pricing or if demand for our services decreases, our business, financial condition, and results of operations will be materially and adversely affected.

     We compete on the basis of a number of factors, including the attractiveness of the business strategy and services that it offers, breadth of services it offers, pricing, the quality and features of our products, technological innovation, quality of service, and ability to invest in or acquire assets of potential customers. Some of these factors are outside of our control. We cannot be sure that we will compete successfully against competitors in the future.

MARKETS

     Our market research and customer experiences indicate that demand for the types of products and services delivered by us is not restricted to specific industries or markets. To date, we have delivered our products to a diverse set of companies ranging from marketing and advertising companies, to energy, manufacturing, transportation, government, and professional services organizations. Many studies have been done by about the markets we compete in and reports have been published from leading research organizations such as the Gartner Group and Forrester Research as well as from leading financial analyst firms. Market estimates vary among these researchers and analysts, and range from total annual sales of several billion dollars per year to over $50 billion in the United States alone.

BUSINESS PLAN AND MARKETING STRATEGY

     Our core business plan is built on the premise that business customers need and want solutions to their information requirements that properly integrate and optimize the use of various types of knowledge software to retain their corporate know-how, increase productivity, reduce time to market, and increase competitive advantage.

To become increasingly valuable to customers, Inclusion's business plan is designed to:

- continue to develop and broaden our knowledge technology offering by organic means, by commercial partnerships, and through acquisition,
- expand our integration and customization capabilities by acquiring skilled engineering companies, and
- enhance our customers business practices through the use of these technologies by acquiring and hiring talented consultants
- Marketing of our offering will be through a combination of highly focused activities, including:
- on highly targeted promotions aimed at decision makers conscious of the potential need for such solutions to their information management and workflow processes;
-     through careful search-engine listings,
- through a though-leadership program lead by our consulting executives, which will include expanded publishing of white papers, appearances at influential conferences, and interviews with journalists and researchers;
- through the synergistic expansion of our offerings to existing customers and to the customers brought to Inclusion through acquisition

GOVERNMENT REGULATION

     We are not currently subject to direct government regulation, other than pursuant to securities laws and the regulations thereunder applicable to all publicly owned companies, and laws and regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is likely that a number of laws and regulations may be adopted at the local, state, national or international levels with respect to the Internet covering issues such as user privacy, freedom of expression, pricing of products and services, taxation, advertising, intellectual property rights, information security or the convergence of traditional communications services with Internet communications.

PROPRIETARY RIGHTS

     We regard our copyrights, trademarks, trade secrets (including our methodologies, practices and tools) and other intellectual property rights as critical to our success. To protect our rights in these various intellectual properties, we rely on a combination of trademark and copyright law, trade secret protection and confidentiality agreements and other contractual arrangements with our employees, clients, strategic partners, acquisition targets and others to protect our proprietary rights. We have also registered several of our trademarks in the U.S. Effective trademark, copyright and trade secret protection may not be available in every country in which we offer or intend to offer services. In addition, although the we believes that our proprietary rights do not infringe on the intellectual property rights of others, there can be no assurance that other parties will not assert infringement claims against us.

SUPPLIERS

     We produce our own software and typically does not depend suppliers for our product offering. However, as the business plan is implemented, we will seek opportunities to grow our revenues by other forms such as licensing, jointly developing new products, or delivering products under commercial reselling agreements.

ESTIMATE OF RESEARCH AND DEVELOPMENT EXPENDITURES

     Research and development costs are not intended to represent a disproportionate percentage of our costs of doing business. While new enhancements will continue to be a key part of our effort to maintain competitive advantage, we expect to acquire technologies that have already been developed by investment from venture capital firms (for example), but which are unlikely to realize their potential as a stand-alone entity.

EMPLOYEES

     As of June 30, 2002, we had 42 full time employees and contractors.

FISCAL YEAR

     Our fiscal year is from January 1 to December 31 of each year.

FACILITIES

     Our headquarters were previously located in a 3,500 square foot facility in the San Francisco Bay Area at 4966 El Camino Real, Los Altos, CA 94022 which was leased from a shareholder of the Company. We have vacated the space in October, 2002 and we are now seeking a replacement facility. We have established a temporary office location at 101 First Street, Suite 493, Los Altos, CA 94022. We believe that this temporary facility is adequate for our current needs. We also acquired office space in Windsor, Ontario as part of our acquisition of the assets of Planet Intra. As we implement our acquisition strategy, it is expected that we will acquire additional office space around the United States and in Canada and, in conjunction with acquisitions, we expect to acquire offices in New York City, London, Tokyo, and Florida.

                                   LITIGATION

     On May 22, 2002, a former employee of Inclusion Inc., filed a complaint for breach of contract, unpaid wages, breach of written contract, breach of the implied covenant of good faith and fair dealing, breach of fiduciary duty and fraud against Inclusion, Inc., I-Incubator.com, Inc. and individual defendants affiliated with Inclusion, Inc. While management currently believes that the ultimate outcome of this action will not have a material adverse effect on our financial position or overall trends in results of operations, potential litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the net income of the period in which the ruling occurs. The estimate of the potential impact on our financial position or overall results of operations for the above legal proceedings could change in the future. The Company has recorded adequate reserves as of June 30, 2002 to provide for such contingency

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the condensed consolidated financial statements and related notes included elsewhere is this report. Except for the historical financial information contained herein, the matters discussed in this Quarterly Report on Form 10-QSB may be considered "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Such statements include declarations regarding the intent, beliefs or current expectations of Inclusion and our management. Such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties. We undertake no obligation to publicly release the results of any revision to these forward-looking statements, which may be made to reflect events or circumstances after the dates hereof or to reflect the occurrence of unanticipated events. Important factors which could cause actual results to differ materially from those in the forward-looking statements, include but are not limited to: our short operating history which makes it difficult to predict our future results of operations; the dependence of our revenue upon our suite of products; our history of operating losses and expected future losses which could impede our ability to address the risks and difficulties encountered by companies in new and rapidly evolving markets; our future operating results could fluctuate which may cause volatility or a decline in the price of our stock.

YEAR ENDED 2001 AS COMPARED TO YEAR ENDED 2000

TOTAL  REVENUE.

Total revenue for the year ended 2001 increased 11.4% to $224,499 from $201,593 for the year ended 2000. The overall increase in revenue is primarily attributed to our re-focus on medium to large sized enterprises as our principle customer market during the period between September 2000 and July 2001. During this period, we actively repositioned our software to this market and gained a much deeper experience of serving the needs of enterprise customers. This customer experience provided a deeper understanding of the potential value of our products and services. Combined with new research into the knowledge technologies markets by leading market researchers and investment analysts, management became convinced to launch a new plan with the objective of maximizing long-term shareholder value by implementing a new business strategy. In July 2001, we took steps necessary to implement a new business strategy.
This new business strategy will seek to combine software, engineering, and consulting products and services around the knowledge technology marketplace. This decision is in conjunction with our planned acquisition activities of software and service providers in the Knowledge Management sector.

We license our products to end user customers and value added resellers (VAR). Software license revenue from sales to end users is generally recognized upon receipt of a signed contract or purchase order and delivery of the software, provided the related fee is fixed and determinable and collectibility of the fee is probable and vendor-specific objective evidence for all undelivered elements has been established.

OPERATING EXPENSES

Total operating expenses for the year ended 2001 increased 16.4% to $3,010,863 from $2,587,077 for the year ended 2000. The increase in total operating expenses was principally due to compensation and payroll taxes that represented 66.8% and 58.1% of total operating expenses for the years ended 2001 and 2000, respectively. We significantly reduced our headcount in late 2001 for the purposes of re-launching our product offerings via the acquisition software and services providers in the Knowledge Management sector. Compensation and payroll taxes for the years ended 2001 and 2000 were $2,013,218 and $1,502,002, respectively.

Professional fees for the year ended 2001 decreased 28.4% to $256,603 from $358,534 for the year ended 2000. This was principally due to our hiring as an employee, one of our primary professionals.

Office rent for the year ended 2001 increased 39.8% to $140,814 from $100,814. This increase is principally due to the move to a larger office which was needed to house the expanded number of employees in the later part of 2000 and beginning of 2001.

We completed an impairment review of certain equipment used in the operations. The review was undertaken due to the recent history of operating losses and reduction in headcount in late 2001. Upon completion of the review, we determined that the carrying value of the equipment was not expected to be recoverable and accordingly recorded an impairment charge in order to write-down the related assets to their fair value. We determined the amount of the impairment charge by estimating the net present value of expected future cash flows to be generated by the assets. Based on this analysis, we recorded non-cash impairment charges of $105,819 for the year ended December 31, 2001.

THREE MONTHS ENDED JUNE 30, 2002 AS COMPARED TO THREE MONTHS ENDED JUNE 30, 2001

The Statement of Operations for the three months ended June 30, 2002 reflect the activity of the period June 11, 2002 through June 30, 2002 of the operations of Planet-Intra.

TOTAL REVENUE. We follow the revenue recognition principles described in Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-9.

Total revenue for the three months ended June 30, 2002 decreased 78.4% to $31,276 from $144,500 for the three months ended June 30, 2001. The overall decrease in revenue is primarily attributed to our discontinuation of selling the "Inclusion" product offerings in early 2002. This decision is in conjunction with our planned acquisition activities of software and service providers in the Knowledge Management sector. For the three months ended June 30, 2002, license revenue and hosting revenue accounted for 31% and 69% of total revenue, respectively. For the three months ended June 30, 2001, license revenue and hosting revenue accounted for 30% and 70%, respectively.

LICENSE REVENUE. We license our products to end user customers and value added resellers (VAR). Software license revenue from sales to end users is generally recognized upon receipt of a signed contract or purchase order and delivery of the software, provided the related fee is fixed and determinable and collectibility of the fee is probable and vendor-specific objective evidence for all undelivered elements has been established. License revenue for the three months ended June 30, 2002 decreased 77% to $9,794 from $43,215 for the three months ended June 30, 2001.

HOSTING SERVICES REVENUE. In addition to software license revenue, we offer our product though a hosting service on a monthly subscription basis directly to our customers. Hosting services revenue from sales to end-users is generally recognized on a pay-as-you-go basis. Hosting services revenue for the three months ended June 30, 2002 decreased 80% to $21,482 from $108,129 for the three months ended June 30, 2001.

OPERATING EXPENSES

Total operating expenses for the three months ended June 30, 2002 decreased 11% to $819,621 from $922,812 for the three months ended June 30, 2001. The decrease in total operating expenses is principally due to the decrease in compensation and benefits which represented 46% and 59% of the total operating expenses for the three months ended June 30, 2002 and 2001, respectively. In late 2001, we significantly reduced our headcount for the purposes of re-launching our product offerings via the acquisition software and services providers in the Knowledge Management sector. As a result, compensation and benefits for the three months ended June 30, 2002 decreased 31% to $373,321 from $540,200 for the three months ended June 30, 2001.

Consulting costs for the three months ended June 30, 2002 decreased 65% to $24,375 from $69,206 for the three months ended June 30, 2001. This decrease in consulting cost is principally due to the elimination of sales and marketing consultants during 2002.

Legal fees for the three months ended June 30, 2002 decreased 81% to $12,426 from $66,708 for the three months ended June 30, 2001. We anticipate that legal expenses will increase for the remainder of the calendar year in conjunction with our recent reverse acquisition, additional acquisition related activity and the related costs associated with being a public company.

Professional services for the three months ended June 30, 2002 decreased 93% to $5,532 from $78,866 for the three months ended June 30, 2001. This was principally due to our overall cost reduction plan.

SIX MONTHS ENDED JUNE 30, 2002 AS COMPARED TO SIX MONTHS ENDED JUNE 30, 2001

The Statement of Operations for the six months ended June 30, 2002 reflect the activity of the period June 11, 2002 through June 30, 2002 of the operations of Planet-Intra.

TOTAL REVENUE. Total revenue for the six months ended June 30, 2002 decreased 74% to $46,418 from $179,100 for the three months ended June 30, 2001. The overall decrease in revenue is primarily attributed to our discontinuation of selling the "Inclusion" product offerings in early 2002. This decision is in conjunction with our planned acquisition activities of software and service providers in the Knowledge Management sector. For the six months ended June 30, 2002, license revenue and hosting revenue accounted for 20% and 80% of total revenue, respectively. For the six months ended June 30, 2001, license revenue and hosting revenue accounted for 20% and 80%, respectively.

LICENSE REVENUE. License revenue for the six months ended June 30, 2002 decreased 73% to $9,794 from $36,371 for the six months ended June 30, 2001.

HOSTING SERVICES REVENUE. Hosting services revenue for the six months ended June 30, 2002 decreased 74% to $36,624 from $142,729 for the six months ended June 30, 2001.

OPERATING EXPENSES

Total operating expenses for the six months ended June 30, 2002 decreased 28% to $1,140,036 from $1,579,282 for the six months ended June 30, 2001. The decrease in total operating expenses is principally due to the decrease in compensation and benefits which represented 38% and 64% of the total operating expenses for the six months ended June 30, 2002 and 2001, respectively. In late 2001, we significantly reduced our headcount for the purposes of re-launching our product offerings via the acquisition software and services providers in the Knowledge Management sector. As a result, compensation and benefits for the six months ended June 30, 2002 decreased 58% to $428,794 from $1,011,787 for the six months ended June 30, 2001.

Legal fees for the six months ended June 30, 2002 decreased 81% to $12,426 from $80,013 for the three months ended June 30, 2001. We anticipates that legal expenses will increase for the remainder of the calendar year in conjunction with our recent reverse acquisition, additional acquisition related activity and the related costs associated with being a public company.

Professional services for the six months ended June 30, 2002 decreased 55% to $50,532 from $97,866 for the six months ended June 30, 2001. This was principally due to our overall cost reduction plan.

YEARS ENDED 2000 AND 1999

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily through private equity investors totaling approximately $5.3 million. During the first half of calendar year 2002, we raised additional financing through the issuance of 1,500,000 shares of common stock at a price of $0.50 per share totaling $750,000 through a private rights offering of common stock. The proceeds were principally used for the reverse acquisition of Incubator and working capital purposes. The size of our accumulated deficit, our losses since inception and our ongoing need for capital to continue our operations raises substantial doubt as to our ability to continue operations during the year 2002.

Our capital requirements are dependent on several factors, including the costs of acquisitions, market acceptance of our software and services, timely updating of our existing software products, developing new software products or acquiring the rights to existing software products from third parties, the resources devoted to marketing and selling our services and brand promotions and other factors.

We believe that cash generated from operations may be insufficient to fund our ongoing operations through the next twelve months. Although we have received some equity and debt financing, efforts are underway to secure additional financing to enable us to meet our obligations, as execution of our business plan may require additional capital to fund. We currently have certain financing agreements in place for potential sources of financing but there can be no assurance that we will be able to successfully raise such additional funds or that such funds will be available on acceptable terms. Funds raised through future equity financing will likely be dilutive to our current shareholders. The incurrence of indebtedness would result in an increase in our fixed obligations and could result in borrowing covenants that would restrict our operations. There can be no assurance that financing will be available in sufficient amounts or on terms acceptable to us, if at all. If financing is not available when required or is not available on acceptable terms, we may be unable to develop or enhance our products or services. In addition, we may be unable to take advantage of business opportunities or respond to competitive pressures. Any of these events could have a material and adverse effect on our business, results of operations and financial condition Lack of additional funds will materially affect our business and may cause us to cease operations. Consequently, shareholders could incur a loss of their entire investment in us.

     Our financial statements were prepared on the assumption that we will continue as a going concern. The report of our independent accountants for the year ended December 31, 2001 acknowledges that we have incurred losses in each of the last three fiscal years and that we will require additional funding to sustain our operations. These conditions cause substantial doubt as to our ability to continue as a going concern. Our financial statements included herein do not include any adjustments that might result should we be unable to continue as a going concern.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

     The following table includes the names, ages and positions of our directors and executive officers as of October 31, 2002. A summary of the background and experience of each of these individuals immediately follows the table.

Our directors and executive officers are:

Name               Age                 Position
------------------------------------------------------------------------------

Martin Nielson     50        Chief Executive Officer, Director and Chairman

Suresh Mathai      45        President, Chief Operating Officer and Director

Henry Lo           38        Secretary and acting Chief Financial Officer

     All directors hold office until the next annual meeting of stockholders and until their successors are duly elected or until their earlier resignation or removal. Officers are appointed to serve, subject to the discretion of the Board of Directors, until their successors are appointed. There are no family relationships among any of our directors and officers.

     Our directors receive no cash compensation for their services as directors. Our policy is to reimburse non-employee directors for expenses actually incurred in connection with attending meetings of our board of directors. Directors and executive officers are also eligible for stock and option grants under our stock option plans as determined by our board of directors.

MARTIN NIELSON
CHIEF EXECUTIVE OFFICER, DIRECTOR AND CHAIRMAN

     Martin Nielson has served as Chief Executive Officer since September 2000 and Chairman of the Board of Directors since March 2002. Prior to joining us, Mr. Nielson was founder and CEO of UK-based NJS International, a mergers and acquisition company, which acted as the exclusive European M & A advisor to Corporate Express, completing approximately 40 acquisitions. In 1998, he founded Scandinavian Corporate Suppliers. Prior to Scandinavian Corporate Suppliers, he was founder and CEO of The Business Superstore, an office supply & computer superstore/telesales company with private financing, grew it to $15 million in sales and merged it with the largest chain in Europe. Prior to that Mr. Nielson, was a founding executive and Vice President, Businessland, Inc., a computer & networking reseller that is listed on the NYSE listing. Prior to Businessland, he was an executive with the Gap, Inc. for 9 years. Mr. Nielson is a graduate of San Jose State University and attended San Francisco State University's graduate school of business, with concentration on operations research.

SURESH MATHAI
PRESIDENT, CHIEF OPERATING OFFICER AND DIRECTOR

     Suresh Mathai has served as President and Chief Operating Officer since May 2002. Prior to joining us, Mr. Mathai was the Chief Executive Officer and co-founder of Planet-Intra.com International Ltd., the business and assets that were acquired by us. Prior to that, Mr. Mathai was founder of Pacific Connections, the first intranet consulting company in Asia Pacific, which was sold to ChinaDotCom (a NASDAQ company) in August 1999. Previously, Mr. Mathai served as President of Asia-Pacific operations for Rapp Collins Ltd. (an Omnicom Group Company) where he worked extensively on brand, marketing and CRM activities for several blue chip technology and financial services companies such as Hong Kong Shanghai Bank, Standard Chartered Bank, Citibank, Quicken, Cable and Wireless, AT&T, and Singapore Telecom. Mr. Mathai holds a Bachelor of Science degree from St. Stephen's College, Delhi.

HENRY LO
SECRETARY AND ACTING CHIEF FINANCIAL OFFICER

     Henry Lo has served as Acting Chief Financial Officer since May 2002.
Prior to joining the Company, Mr. Lo was Chief Financial Officer of Planet-Intra.com International Ltd., the business and assets that were acquired by the Company. In 1999, Mr. Lo served as Chief Financial Officer for Versata Software (a NASDAQ company) In 1998, he was Chief Financial Officer for SyQuest Technology (a NASDAQ company). From 1995 to 1998, he was Treasurer and Director of Investor Relations at StorMedia Incorporated (a NASDAQ company). Mr. Lo's experience spans the financial services industry with various management positions at GE Capital and PriceWaterhouseCoopers, where his primary focus was on Citigroup Leasing, US Leasing, and Ford Motor Credit. Mr. Lo has also provided critical consulting services, including successful fundraising, to a number of start-up companies in Internet communications, optical networking and financial services. Mr. Lo is a graduate of University of California at Berkeley with a Bachelor of Science degree in Economics.

OTHER SIGNIFICANT EMPLOYEES AND CONSULTANTS

VISHWANATH M. SOWANI
CONSULTANT

     Vishwanath Sowani has served as a consultant to the Company since May 2002. Mr. Sowani is a co-founder of Planet-Intra.com International Ltd., the business and assets of which where acquired by the Company. Prior to Planet Intra, he co-founded Pacific Connections Limited - a Hong Kong based Intranet development and consulting company that was successfully sold to ChinaDotCom (a NASDAQ company) in August 1999. Mr. Sowani has spent 18 years in banking and finance and worked in a variety of senior assignments in India, Thailand and Hong Kong with international banks ending up as the head of global risk management for Jardine Fleming - now a part of JP Morgan Chase. His last position prior to Planet Intra was as the CEO of 2Cube.Com, a Hong Kong based company owned jointly by JP Morgan Chase and Hong Kong Telecom, formed to provide on-line trading services to retail investors across Asia. 2Cube.Com was subsequently sold to E*Trade Asia. He has a Bachelor of Engineering degree in mechanical engineering and an MBA from the Indian Institute of Management, Ahmedabad with specialization in finance and marketing.


                             EXECUTIVE COMPENSATION

     The following table sets forth the cash and other compensation we paid during the last fiscal year to our chief executive officer, president and other individuals who served as executive officers and whose total compensation was $100,000 or more.


                           SUMMARY COMPENSATION TABLE

Compensation in 2002

     The annual base salary as of June 30, 2002 and stock options granted to Mr. Nielson and our other three officers during the period from January 1, 2002 through June 30, 2002 are set forth in the following table:




  Name and Principal Position     Annual Compensation (1)     Long-Term Compensation Awards
  ---------------------------     -----------------------     ----------------------------
                                           Salary    Cash Paid    Options   Warrants
                                          ---------    --------    -------   -------
N. Martin Nielson
 Chief Executive Officer                 $  200,000  $        -  1,000,000         0
Suresh Mathai
  President and Chief Operating Officer  $  200,000  $        -    400,000   600,000
Vishwanath Sowani
  Executive Vice President               $  200,000  $        -    400,000   600,000
Henry Lo
  Acting Chief Financial Officer         $  120,000  $        -    200,000         0



(1) Annual Compensation amounts represent annualized salary as per employment contracts. In May 2002, Mr. Mathai, Mr. Sowani and Mr. Lo joined the company. Their annualized salaries for 2002 are summarized in the Summary Compensation Table. During 2002, the salaries of Mr. Nielson, Mr. Mathai, Mr. Sowani and Mr. Lo have been deferred. No cash has been paid to Mr. Nielson, Mr. Mathai, Mr. Sowani and Mr. Lo during 2002 related to compensation.


                              OPTION GRANTS IN 2001

     None of those persons listed in the previous table were granted options to purchase shares of our common stock during fiscal year 2001.

EMPLOYMENT AGREEMENTS

     We have employment contracts with our officers and compensatory arrangements that are activated upon termination or upon a change in control of the Company.

EMPLOYEE STOCK PLANS

     Our board of directors periodically establishes employee stock grant plans under which unrestricted shares of our common stock are issued and granted to certain employees, management and consultants for performance rewards or services rendered. The terms and conditions of stock grants under the stock plans are within the sole discretion of our board of directors. We do not have formal written plans and all issuances of shares of common stock under our stock plans are made pursuant to registration statements on Form S-8 filed by us from time to time with the SEC.

INDEMNIFICATION

     The Florida Business Corporation Act provides that we may indemnify our directors, officers, employees and other agents, and persons who serve at our request as directors, officers, employees or other agents of another corporation. Subject to Florida law, our officers and directors are not personally liable for monetary damages resulting from breaches of their fiduciary duty unless:

- the officer or director has breached his fiduciary duty of loyalty to us or our shareholders;

- the breach or failure to perform constitutes an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or

- for any transaction from which the director or officer derived an improper personal benefit.

     Our By-Laws also provide indemnification to our directors, officers, employees and agents, including claims brought under state or Federal Securities laws, to the full extent allowable under Florida law. We have also entered into indemnification agreements with our directors and executive officer providing, among other things, that we will provide defense cost against any such claims, subject to reimbursement in certain events.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of October 31, 2002, certain information concerning the beneficial ownership of each class of our voting stock held by:

- each beneficial owner of 5% or more of our voting stock, based on reports filed with the SEC and certain other information;

-      each of our directors;

-      each of our executive officers; and

-      all executive officers and directors as a group.


                                Amount and Nature of    Percent of Common Stock
                              Beneficial Ownership of        Ownership (3)
Name and Address(1)               Common Stock (2)
Martin Nielson                                 912,157                     8.18%
John Duhring                                   552,581                     4.96%
Henry Lo                                       363,338                     3.26%
Suresh Mathai                                1,098,483                     9.85%
Vishwanath Sowani                            1,098,483                     9.85%
Officers and Directors as a
Group (5 persons)                            4,205,042                    37.77%


(1) The address of each director, officer and principal stockholder is c/o I-Incubator.com, Inc., 101 First Street, Suite 493, Los Altos, CA 94022.

(2) Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date on which beneficial ownership is to be determined upon the exercise of options, warrants or convertible securities.

(3) Each beneficial owner's percentage ownership is determined by assuming that stock options and warrants that are held by that person (but not those held by any other person) and which are exercisable within 60 days from the date on which beneficial ownership is to be determined have been exercised.


      MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

Our shares of common stock are traded in the "over-the-counter" or "Bulletin Board" market under the symbol "IINC." High and low sales prices for the quarters of fiscal years 2002, 2001 and 2000 were:

                       High      Low
                      -----     -----
Fiscal Year 2002
     3rd Quarter     $1.50     $0.26
     2nd Quarter      3.00     1.01
1st Quarter           0.05     0.02
Fiscal Year 2001
     4th Quarter     $ .05     $.01
     3rd Quarter       .09      .04
     2nd Quarter       .08      .06
      1st Quarter      .25      .13
Fiscal Year 2000
     4th Quarter     $ .50     $.09
     3rd Quarter      1.12      .43
     2nd Quarter      1.93      .50
     1st Quarter      3.75     1.68

NUMBER OF SHAREHOLDERS AND TOTAL OUTSTANDING SHARES

     As of October 31, 2002, there were approximately 300 holders of record of our common stock and approximately 11,150,301 shares issued and outstanding.

DIVIDENDS

     We have paid no dividends on our shares of common stock and we have no current intentions to pay dividends on our shares of common stock in the future. Any future determination to pay cash dividends on our shares of common stock will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and other relevant factors.

                            DESCRIPTION OF SECURITIES

     We have summarized below the material provisions of our Articles of Incorporation, Bylaws and other instruments defining the rights of our securities holders. Our summary may not contain all of the information that is important to you. See "Where To Find Additional Information" for information about how to obtain a copy of the documents we refer to in this section.

AUTHORIZED CAPITAL STOCK

     Under our Articles of Incorporation, we are authorized to issue up to two billion ten million (2,010,000,000) shares of stock consisting of the following:

     Two billion shares of common stock

     Ten million shares of preferred stock

COMMON STOCK

     Shares of our common stock are not redeemable, do not have any conversion rights and are not subject to call. Holders of shares of our common stock have no preemptive, redemption, conversion or other subscription rights and are entitled to one vote per share on any matter submitted to a vote of our shareholders. Cumulative voting is prohibited in the election of directors.
This means that the holders of a majority of the outstanding shares of common stock, voting for the election of directors, can elect all of our directors. In such event, the holders of the remaining shares will not be able to elect any of our directors. The holders of shares of common stock are entitled to receive dividends, if any, as and when declared from time to time by our board of directors, out of legally available funds, but subject to the prior payment of dividends to the holders of any outstanding shares of preferred stock. Subject to the rights of the holders of preferred stock, if any, upon liquidation dissolution or winding up of our affairs, the holders of shares of our common stock will be entitled to participate equally and ratably, in proportion to the number of shares held, in our net assets available for distribution to holders of all shares of our common stock. The shares of our common stock currently outstanding are validly issued, fully paid and non-assessable.

PREFERRED STOCK

     Our Articles of Incorporation authorize our board of directors to issue up to 10,000,000 shares of preferred stock, $0.001 par value per share. We may issue the preferred stock in one or more classes or series. Each class or series will have the voting rights, designations, preferences and relative rights as fixed by resolution of our board of directors, without the consent of our shareholders. Our preferred stock may rank senior to our common stock as to dividend rights, liquidation preferences, or both. Our preferred stock may also have extraordinary or limited voting rights.

12% CONVERTIBLE DEBENTURES DUE 2003 AND WARRANTS

     On September 4, 2002, we sold $350,000 in principal amount of our 12% convertible debentures due September 4, 2003. Our 12% convertible debentures have a maturity date of September 4, 2003 at which time the principal amount and all accrued interest is due and payable. Interest payments are due and payable quarterly commencing September 30, 2002 or at the option of the debenture holder upon conversion of the 12% convertible debentures into shares of our common stock. If the debenture holder elects, we will pay any accrued interest on conversion by issuing shares of our common stock to the debenture holder at a price equal to the conversion price of our common stock as described below. The 12% convertible debentures are secured by a security agreement and intellectual property security agreement under which we pledged substantially all of our assets, including our goods, fixtures, equipment, inventory, contract rights, receivables and intellectually property. As of October 31, 2002, we had $350,000 in principal amount of 12% convertible debentures issued and outstanding.

     The 12% convertible debentures are convertible at any time at the option of the holder into shares of our common stock. The conversion price of our common stock used in calculating the number of shares issuable upon conversion, or in payment of interest on the 12% convertible debentures, is the lesser of

- 50% of the average of the lowest three trading prices of our common stock for the twenty trading days ending one trading day prior to the date we receive a conversion notice from a debenture holder; and

 -      a fixed conversion price of $1.00.

Also, under the terms of the 12% convertible debentures, if we at any time

- distribute any shares of our common stock in a consolidation, exchange of shares, recapitalization or reorganization, the 12% convertible debenture holders are entitled to participate in the distribution as if the debentures holders had converted the 12% convertible debentures;

- distribute any of our assets to our stockholders as a dividend, stock repurchase, return of capital, or otherwise, the 12% convertible debenture holders are entitled to participate in the distribution as if the debenture holder had converted the 12% convertible debentures; or

- issue or sell any shares of our common stock for no consideration or at a price less than $1.00 per share, then the fixed conversion price of $1.00 described above shall be reduced to the price per share we receive on the issuance or sale.

     The holders of our 12% convertible debentures also have warrants to purchase 1,050,000 shares of our common stock at an exercise price of $1.00 per share

     The warrants expire on September 4, 2005. The warrants are subject to exercise price adjustments upon the occurrence of certain events including stock dividends, stock splits, mergers, reclassifications of stock or our recapitalization. The exercise price of the warrants is also subject to reduction if we issue any rights, options or warrants to purchase shares of our common stock at a price less than the market price of our shares as quoted on the OTC Bulletin Board. Also, if at any time, we declare a distribution or dividend to the holders of our common stock in the form of cash, indebtedness, warrants, rights or other securities, the holders of the warrants are entitled to receive the distribution or dividend as if the holder had exercised the warrant.

                                  LEGAL MATTERS

     The validity of the issuance of the warrants and common stock offered pursuant to this prospectus is being passed upon for us by Paul Goodman, Esq.

                                     EXPERTS

     Our financial statements for the years ended December 31, 2000 and 2001 were audited by Salibello and Broder LLP, independent certified public accountants, as set forth in their report appearing elsewhere in this prospectus and in the registration statement. Our financial statements are included in this prospectus in reliance upon such reports given upon the authority of Salibello and Broder LLP as experts in auditing and accounting.

                      WHERE TO FIND ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form SB-2 in connection with the securities offered under this prospectus. As permitted by SEC rules, this prospectus does not contain all of the information contained in the registration statement or in the exhibits to the registration statement. For further information you may read and copy documents at the public reference room of the SEC at 450 5th Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC charges a fee for copies. Copies of this material should also be available through the Internet at the SEC EDGAR Archive, the address of which is http://www.sec.gov.

                         INDEX TO FINANCIAL INFORMATION



Item                                                       Page
----                                                      ----
Report of Independent Certified Public Accountants          F-2

Balance Sheets as of
December 31, 2000 and 2001                                  F-3

Statements of Operations
for the years ended December 31, 2000 and 2001              F-4

Statements of Changes in Stockholder's Deficit
for the years ended December 31, 2000 and 2001              F-5

Statements of Cash Flows
for the years ended December 31, 2000 and 2001              F-6

Notes to Financial Statements for
years ended December 31, 2000 and 2001                      F-8

                          INDEPENDENT AUDITORS' REPORT



To  the  Board  of  Directors
Inclusion,  Inc.
Los  Altos,  California

We have audited the accompanying balance sheets of Inclusion, Inc. as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inclusion, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the financial statements, the Company incurred net losses of $2,800,351 and $2,374,544 during the years ended December 31, 2001 and 2000, respectively, and as of December 31, 2001 had a working capital deficiency of $1,508,030 and a stockholder's deficit of $1,492,055. The realization of a major portion of its assets is dependent upon its ability to meet its future financing requirements and the success of future operations. As described more fully in Notes 3 and 12 to the financial statements, the Company is continually searching for additional sources of capital to meet obligations and demands from certain vendor creditors. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might result from this uncertainty.



Salibello  &  Broder  LLP
New  York,  NY
October  16,  2002

                                 INCLUSION, INC.
                                 BALANCE SHEETS

                                                                        DECEMBER 31,
                                                                    2001          2000
                                                                    ----          ----
ASSETS

Current assets:


Cash                                                              $  16,714        $6,808
  Accounts receivable                                                10,428        22,000
  Prepaid expense                                                         -         3,819
                                                                ------------  ------------

       Total current assets                                          27,142        32,627
                                                                ------------  ------------

Property and equipment, net                                           1,602       169,642
                                                                ------------  ------------

Other assets:
  Organization cost, net of accumulated amortization of $7,088
    and $4,907 in 2001 and 2000, respectively                         3,815         5,996
  Security deposit                                                   10,558        10,558
                                                                ------------  ------------

       Total other assets                                            14,373        16,554
                                                                ------------  ------------

       Total assets                                             $    43,117   $   218,823
                                                                ============  ============

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
  Accounts payable                                              $   876,240   $   375,965
  Accrued compensation and payroll taxes                            374,007       141,732
  Due to related parties                                            121,283             -
  Loans payable - related parties                                   163,642             -
  Convertible notes payable                                               -     1,749,733
                                                                ------------  ------------

       Total current liabilities                                  1,535,172     2,267,430
                                                                ------------  ------------

Commitment and contingency                                                -             -

Stockholders' deficit:
  Preferred stock, no par value; 31,335,528 shares authorized;
    23,876,019 and 3,972,540 shares issued and outstanding in
    2001 and 2000, respectively                                   4,616,959     1,852,623
   Preferred stock subscribed                                       269,424
  Common stock, no par value; 50,000,000 shares authorized;
    5,380,759 shares issued and outstanding in 2001 and 2000        179,166       179,166
   Common stock subscribed                                          323,143
  Accumulated deficit                                            (6,880,747)   (4,080,396)
                                                                ------------  ------------

       Total stockholders' deficit                               (1,492,055)   (2,048,607)
                                                                ------------  ------------

       Total liabilities and stockholders' deficit              $    43,117   $   218,823
                                                                ============  ============

The accompanying notes are an integral part of these financial statements.

                                 INCLUSION, INC.
                            STATEMENTS OF OPERATIONS

                                                     YEARS ENDED DECEMBER 31,
                                                   2001               2000
                                             -----------------  -----------------
Revenues                                     $        224,499   $        201,593
                                             -----------------  -----------------

Operating expenses:
  Compensation and payroll taxes                    2,013,218          1,502,002
  Professional fees                                   256,603            358,534
  Office rent                                         140,972            100,814
  Impairment (gain on sale) of fixed assets           105,819               (659)
  Office general                                       91,084             64,753
  Server hosting                                       96,188             88,225
  Depreciation and amortization                        76,485             94,432
  Employee benefits                                    74,401             76,857
  Selling expense                                      40,000              8,822
  Internet service                                     21,878             43,608
  Telephone                                            18,216             42,055
  Consulting fees                                      17,500             15,000
  Travel and entertainment                             17,201            133,271
  Insurance                                            13,115             10,500
  Conference/tradeshows                                 9,051              5,897
  License, permits and other taxes                      8,303              3,154
  Contributions                                         5,550              7,500
  Advertising                                           5,279             10,057
  Relocation                                                -             22,255
                                             -----------------  -----------------

Total operating expenses                            3,010,863          2,587,077
                                             -----------------  -----------------

Loss from operations                               (2,786,364)        (2,385,484)
                                             -----------------  -----------------

Other (expenses) income:
  Rental income                                             -              6,220
  Interest income                                         955              5,150
  Interest expense                                    (14,942)              (430)
                                             -----------------  -----------------

Total other (expenses) income                         (13,987)            10,940
                                             -----------------  -----------------

Net loss                                     $     (2,800,351)  $     (2,374,544)
                                             =================  =================


The accompanying notes are an integral part of these financial statements.

    The accompanying notes are an integral part of these financial statements

                                               INCLUSION, INC.

                                    STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

                                               PREFERRED STOCK           COMMON STOCK                             RECEIVABLE
                                           SHARES        AMOUNT     SUBSCRIBED    SHARES     AMOUNT   SUBSCRIBED    OFFICER
                                          -----------  ------------ -----------  --------  ---------  ---------   -----------
BALANCE, DECEMBER 31, 1999                3,621,829   $ 1,802,623   $         -  5,000,000  $135,000  $         -  $(48,104)

Proceeds from issuance of common stock                                             380,759    44,166                 44,166

Proceeds from issuance of Series C
   preferred stock                          350,711        50,000             -                 -                    50,000

Compensation due officer                                                            48,104                           48,104

Net loss - year ended December 31, 2000                                                              (2,374,544)  (2,374,544)
                                          -----------  ------------ -----------  --------  ---------  ---------   -----------

BALANCE, DECEMBER 31, 2000                3,972,540     1,852,623             -  5,380,759   179,166            -         -

Series C preferred stock issued for
  professional fees owed                    397,341        50,000                                                     50,000

Proceeds from issuance of Series C
  preferred stock                         7,233,109       964,603                                                     964,603

Conversion of notes payable to Series C
  preferred stock                        12,273,029     1,749,733     1,749,733

Shares subscribed                           269,424       323,143       592,567

Net loss - year ended December 31, 2001                                                                (2,800,351) (2,800,351)

BALANCE, DECEMBER 31, 2001               23,876,019   $ 4,616,959   $   269,424  5,380,759  $179,166  $   323,143  $      -

                                           RETAINED
                                           DEFICIT        TOTAL
                                         ------------  ------------
BALANCE, DECEMBER 31, 1999               $(1,705,852)  $   183,667

Proceeds from issuance of common stock

Proceeds from issuance of Series C
   preferred stock

Compensation due officer

Net loss - year ended December 31, 2000

BALANCE, DECEMBER 31, 2000                (4,080,396)   (2,048,607)

Series C preferred stock issued for
  professional fees owed

Proceeds from issuance of Series C
  preferred stock

Conversion of notes payable to Series C
  preferred stock

Shares subscribed

Net loss - year ended December 31, 2001

BALANCE, DECEMBER 31, 2001               $(6,880,747)  $(1,492,055)


   The accompanying notes are an integral part of these financial statements.

                                 INCLUSION, INC.
                            STATEMENTS OF CASH FLOWS

                                                           YEARS ENDED DECEMBER 31,
                                                               2001          2000
                                                           ------------  ------------
OPERATING ACTIVITIES:
  Net loss                                                 $(2,800,351)  $(2,374,544)
    Adjustments to reconcile net loss to cash used in
      operating activities:
      Depreciation and amortization                             76,485        94,432
      Compensation and payroll taxes                                 -        48,104
      Compensation payable in stock                            592,567             -
      Professional fees paid in stock                           50,000
      Impairment of fixed assets                               105,819             -
      Security deposit paid                                          -       (10,558)
      Interest on loans payable - related parties                5,642             -
      Changes in operating assets and liabilities:
        Decrease (increase) in accounts receivable              11,572        (2,720)
        Decrease (increase) prepaid expense                      3,819          (669)
        Increase in accounts payable                           500,275       265,231
        Increase in accrued compensation and expenses          232,275       133,222
                                                           ------------  ------------
            Net cash used in operating activities           (1,221,897)   (1,847,502)
                                                           ------------  ------------

INVESTING ACTIVITIES:
  Purchase of property and equipment and net cash used in
    investing activities                                       (12,083)      (69,609)
                                                           ------------  ------------

FINANCING ACTIVITIES:
  Proceeds from loan payable - related parties                 158,000             -
  Advances from related parties                                121,283             -
  Proceeds from convertible notes payable                            -     1,449,733
  Proceeds from issuance of Series C preferred stock           964,603        50,000
  Proceeds from issuance of common stock                             -        44,166
                                                           ------------  ------------
            Net cash provided by financing activities        1,243,886     1,543,899
                                                           ------------  ------------

INCREASE (DECREASE) IN CASH                                      9,906      (373,212)

CASH, BEGINNING                                                  6,808       380,020
                                                           ------------  ------------

CASH, ENDING                                               $    16,714   $     6,808
                                                           ============  ============


  The accompanying notes are an integral part of these financial statements.

               SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

During the year ended December 31, 2001 and 2000, the Company paid interest of $289 and $430, respectively.

SUPPLEMENTAL  SCHEDULE  OF  NON-CASH  INVESTING  AND  FINANCING  ACTIVITIES:

The Company entered into the following non-cash transactions:

During the year ended December 31, 2001, certain employees elected to be paid their accrued compensation with preferred and common stock. The amount of accrued compensation subscribed to preferred stock and common stock totaled $269,424 and $323,143, respectively.

During the year ended December 31, 2001, professional fees in the amount of $50,000 were paid with the issuance of 397,341 shares of Series C preferred stock.

During the year ended December 31, 2001, convertible notes payable in the amount of $1,749,733 were converted to 12,273,029 shares of Series C preferred stock.

During the year ended December 31, 2000, the Company incurred compensation and benefits expense to an officer/shareholder in the amount of $48,104. The amount reduced the note receivable due from this officer/shareholder for the same amount.

                          NOTES TO FINANCIAL STATEMENTS

ORGANIZATION

Inclusion, Inc. ("the Company" or "Inclusion"), was incorporated in the State of California on June 24, 1997. The Company provides technology software, engineering and consulting services to their customers to improve their effectiveness. Inclusion software provides enterprise WEB solutions which exchange knowledge, its engineering service integrate disparate IT applications, and its consultants use the technology to enhance business strategies and streamline business decision-making.

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers amount in bank and all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

CARRYING VALUES

The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment. Whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable, the Company will reduce the carrying value of the assets and charge operations in the period the impairment occurs.

PROPERTY  AND  EQUIPMENT/DEPRECIATION

Property and equipment are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation is calculated using the accelerated and straight-line methods over 3 to 7 years.

Expenditures for repairs and maintenance are charged to expense as incurred. When depreciable assets are sold, retired or impaired, the cost and related accumulated depreciation are written off the books and the resulting gain or loss is credited or charged to income, respectively.

REVENUE RECOGNITION

During the year ended December 31, 2001 and 2000, the Company generated revenues from development fees, services and set-up charges to customers which is recognized at the point services have been performed. The Company also offered product directly to customers through a hosting service on a monthly subscription basis. Hosting revenue from sales to end-users is recognized on a pay-as-you-go basis.

The Company follows the revenue recognition principles described in Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-9. The Company intends on licensing its products to end user customers and value-added resellers. Software license revenue from sales to end users will generally be recognized upon receipt of a signed contract or purchase order and delivery of the software, provided that the related fee is fixed and determinable, collectibility is probable and vendor-specific objective evidence for all undelivered elements has been established.

ADVERTISING

The Company expenses advertising as incurred. Advertising expenses for the years ended December 31, 2001 and 2000, were $5,279 and $10,057, respectively.

INCOME TAXES

The Company utilizes Statement of Financial Standards SFAS No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years for the temporary differences between the tax basis of assets and liabilities and their financial reporting basis at the end of each period based on enacted tax laws and statutory tax rates applicable to the periods in which the temporary differences are expected to affect taxable income. These items include deferred compensation and net operating loss carryforwards to reduce future federal, state and local taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The deferred tax assets at December 31, 2001 and 2000 are entirely offset by a valuation allowance as management believes sufficient uncertainty exist regarding the realization of the aforementioned items.

STOCK COMPENSATION

Stock-based compensation is recognized using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock and is amortized over the vesting period. The Company has adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which requires the Company to disclose the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted.

All transactions with other than employees, in which goods or services are the consideration received for the issuance of stock is accounted for based on the fair value of the consideration received or the fair value of the stock, whichever is more reliably measurable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments. The Company's management, using available market information and other valuation methods, has determined the estimated fair value amounts. However, considerable judgment is required to interpret market data in developing estimates of fair value. The Company's management has determined that the carrying values of assets and liabilities approximate fair value because of the short-term maturity of these instruments.

3.     GOING  CONCERN  MATTERS

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the financial statements, the Company incurred net losses of $2,800,351 and $2,374,544 during the years ended December 31, 2001 and 2000, respectively, and as of December 31, 2001, had a working capital deficiency of $1,508,030, and a stockholders' deficit of $1,492,055. The realization of a major portion of our assets is dependent upon our ability to meet future financing requirements and the success of future operations. The Company is continually searching for additional source of capital to meet obligations and demands from certain vendor creditors. The factors noted above raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

4.     PROPERTY  AND  EQUIPMENT

Property  and  equipment  consists  of  the  following:




                                          DECEMBER 31,

                                    2001       2000
                                  --------  ----------
Computer hardware                 $ 5,565   $ 301,687
Computer software                       -      11,007
Furniture and fixtures                  -       2,060
                                  --------  ----------
                                    5,565     314,754
  Less: Accumulated depreciation   (3,963)   (145,112)
                                  --------  ----------

                                  $ 1,602   $ 169,642
                                  ========  ==========


Depreciation expense for the years ended December 31, 2001 and 2000 totaled $74,304 and $92,251, respectively. At December 31, 2001, the Company completed an impairment review and determined that the carrying value of the equipment was not recoverable and accordingly recorded an impairment loss of $105,819 in order to write-down the related equipment to fair value. The company determined the amount of the impairment loss by estimating the net present value of expected future cash flows to be generated by the assets, as the equipment is no longer being utilized and management has determined that it would not be cost effective to refurbish such equipment for resale purposes.

5.     DEFERRED  INCOME  TAXES

No provisions for income taxes has been recorded for the years ended December 31, 2001 and 2000 because the Company incurred losses in both years.

As of December 31, 2001 and 2000, the Company has cumulative carry-forward losses for income tax purposes of approximately $6,900,000 and $4,100,000, respectively, that may be offset against future taxable income which will begin to expire in the years 2017 through 2021. Due to the uncertainty regarding the Company's ability to obtain additional sources of capital to meet obligations and the success of future operations, management has not recognized any future income tax benefits that may arise from the utilization of the loss carry-forward.


                                                                 December 31,
                                                         -----------------------------
                                                              2001            2000
                                                         ------------     ------------
Deferred tax assets arising from net operating losses  $  2,361,000      $ 1,620,000
Deferred compensation                                       364,000                -
Less:  Valuation allowance                               (2,725,000)      (1,620,000)
                                                         ------------     ------------

Net deferred tax assets                                 $        -      $         -
                                                         ============     ============

6.     LOANS PAYABLE AND DUE TO RELATED PARTIES

During the year ended December 31, 2001, the Company borrowed $125,000 from a former employee and $33,000 from an officer/shareholder as bridge loans to complete the Series C Preferred Stock transactions. The loans are past due and bear interest at 6% per annum. The amount of accrued interest at December 31, 2001 totaled $5,642. As described in Note 8, the former employee filed a claim against the Company for its default under the loan agreement relating to the $125,000 loan. Additionally, for the year ended December 31, 2001, the Company received certain advances from related parties amounting to $121,283.

7.     CONVERTIBLE NOTES PAYABLE

During the year ended December 31, 2000, the Company received funds from its convertible notes and warrant purchase agreements. The notes bear interest at 6.6% per annum and are automatically convertible to Series C Preferred Stock under certain conditions. During the year ended December 31, 2001, all of the notes and accrued interest totaling $1,749,733 was converted to 12,273,029 shares of Series C preferred stock.

8.     COMMITMENT AND CONTINGENCY

LEASE  COMMITMENT

The Company leases it office facilities under a non-cancelable operating lease which expires in June 2005. The entity that owns the office building is owned by one of the shareholders of the Company.

In addition, the lease requires the Company to pay for its percentage share of real estate taxes and property expenses. The future minimum annual rentals are as follows:


Year ending December 31,
------------------------
               2002                          $  129,652
               2003                             134,838
               2004                             140,232
               2005                              59,382
                                           -------------
                                             $  464,104
                                            =============

Rent expense for the years ended December 31, 2001 and 2000 totaled $140,972 and $100,814, respectively.

LITIGATION

On May 22, 2002, a former employee of the Company filed a complaint for breach of contract, unpaid wages, breach of the implied covenant of good faith and fair dealing, breach of fiduciary duty and fraud against the Company, i-Incubator.com, Inc. and officers of the Company. While management currently believes that the ultimate outcome of this complaint will not have a material adverse effect on the financial position or overall trends in results of operations of the Company, potential litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exist the possibility of a material adverse impact on the net income of the period in which the ruling occurs. At December 31, 2001, the Company estimated and recorded the potential impact for this legal proceeding in the financial statements, however this amount could change in the future.

9.     STOCKHOLDERS'  EQUITY

PREFERRED  STOCK

The following table summarizes the Company's preferred stock at December 31, 2001 and 2000.


                2001                                        2000
-------------------------------------------------------------------
          SHARES          ISSUED AND          ISSUED AND
SERIES  AUTHORIZED  OUTSTANDING    AMOUNT    OUTSTANDING    AMOUNT
------  ----------  -----------  ----------  -----------  ----------
A        1,845,777    1,803,647  $  802,623    1,803,647  $  802,623
B        1,818,182    1,818,182   1,000,000    1,818,182   1,000,000
C       27,671,569   20,254,190   2,814,336      350,711      50,000
        ----------  -----------  ----------  -----------  ----------
        31,335,528   23,876,019  $4,616,959    3,972,540  $1,852,623
        ==========  ===========  ==========  ===========  ==========


The  rights,  preferences  and privileges of the Preferred stock are as follows:

DIVIDENDS

The holders of outstanding preferred stock are entitled to receive non-cumulative dividends prior to any declaration or payment of dividends on the common stock at an annual rate of $0.05 per share for Series A, $0.06 per share for Series B and $0.01584 per share for Series C Preferred Stock, when and as declared by the Board of Directors.

LIQUIDATION

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, including a merger, acquisition of assets where the beneficial owners of the Company's common stock and convertible preferred stock own less than 50% of the resulting voting power of the surviving entity, the holders of preferred stock are entitled to a distribution in preference to common shareholders in the amount of $0.445 per share of Series A, $0.55 per share of Series B, $0.144 per share of Series C, plus all declared but unpaid dividends.

CONVERSION

Each share of preferred stock is convertible, at the option of the holder, into the number of fully paid and non-assessable shares of common stock which results from dividing the original issue price per share by the conversion price per share in effect for the preferred stock at the time of conversion. The original issue price and initial conversion price for Series A is $0.445 per share, Series B is $0.55 per share and Series C is $0.144 per share. The initial conversion price is subject to adjustment, as defined. Upon conversion, all declared but unpaid dividends on the preferred stock are payable in cash or in shares of common stock, at the Company's election, and the share of common stock is valued at the fair market value at the time of conversion, as determined in good faith by the Board of Directors.

Each share of preferred stock is automatically convertible into common stock upon the earlier of (i) immediately prior to the closing of a firm underwritten public offering of at least $25,000,000 in the aggregate, or (ii) the date specified by written consent or agreement of a majority holder of the then outstanding shares of preferred stock.

VOTING

Each shareholder of preferred stock is entitled to vote on an "as converted" basis along with common shareholders.

10.     WARRANTS

     As of December 31, 2001, outstanding warrants are as follows:

                                                                                    SHARES TO    PRICE PER     EXPIRATION
DATE ISSUED                           DESCRIPTION                                  SUBSCRIBE       SHARE         DATE

April 29, 1998          Warrants to Purchase Series A Preferred Stock                 42,130       $0.445     April 28, 2003

December 29, 2000          Warrants to Purchase Series C Preferred Stock            4,756,759      $0.144     December 28, 2005


11.     STOCK  OPTION  PLAN



In 1998, the Company adopted the 1998 Stock Option Plan and through December 31, 2001 and 2000, reserved 9,900,000 shares, respectively, of common stock for issuance to employees, directors and consultants of the Company.

Under the Stock Option Plan, eligible individuals may be granted incentive options or non-statutory options. The exercise price of incentive stock options granted under the Stock Option Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of non-statutory options granted under the Stock Option Plan must be not less than 85% of the fair market value of the common stock on the grant. In addition, incentive and non-qualified options may be granted to persons owning more than 10% of the voting power of all classes of stock, at a price no lower than 110% of the fair market value at the date of grant as determined by the Board of Directors. The Board also has the authority to set the term of the options (no longer than ten years from the date of grant). Options granted generally vest at the rate of 25% one year from the date of grant, and 1/36 each month thereafter. Stock options are exercisable for three months after the optionee ceases to be employed. Upon death or disability, the options are exercisable for one year.

Activity  under  the  plan  is  as  follows:


                                   OPTIONS                       WEIGHTED
                                AVAILABLE FOR     OPTIONS          AVERAGE
                                    GRANT      OUTSTANDING   EXERCISE PRICE
                                ------------  ------------  --------------
Shares authorized:                9,900,000
  Options granted                (2,575,300)    2,575,300             0.12
  Options returned and expired      104,800      (104,800)
  Options exercised                       -    (1,087,500)
                                ------------  ------------

  BALANCES, DECEMBER 31, 1999     7,429,500     1,383,000

  Options granted                  (570,913)      570,913             0.12
  Options returned and expired      387,409      (387,409)
  Options exercised                       -      (276,591)
                                ------------  ------------

  BALANCES, DECEMBER 31, 2000     7,245,996     1,289,913

  Options granted               (11,170,611)   11,170,611             0.02
  Options returned and expired    2,844,025    (2,844,025)
  Options exercised                       -             -
                                ------------  ------------

  BALANCES, DECEMBER 31, 2001    (1,080,590)    9,616,499
                                ============  ============


--------------------------------------------------------------------------------

Total  options  at  December  31,  2001  are  comprised  of  the  following:


                                                 OPTIONS CURRENTLY EXERCISABLE
  OPTIONS OUTSTANDING                              WITHOUT RIGHT OF REPURCHASE
  -------------------                              ---------------------------
                             WEIGHTED
                             AVERAGE     WEIGHTED                 WEIGHTED
                            REMAINING    AVERAGE      NUMBER OF    AVERAGE
EXERCISE          NUMBER  CONTRACTUAL EXERCISE PRICE   SHARES   EXERCISE PRICE
PRICE          OUTSTANDING    LIFE      PER SHARE   EXERCISABLE  PER SHARE
-------------  -----------  --------  ----------    -----------  ----------
0.02             9,181,499  9.67       $     0.02            0  $     0.02
0.12               435,000  8.00       $     0.12      196,563  $     0.12
               -----------                           -----------
0.02 - $0.12    9,616,499   9.59       $     0.02      196,563  $     0.12
               ===========                           ===========


At December 31, 2001 and 2000, options outstanding that were vested totaled 196,563 and 61,250, respectively. As of December 31, 2001, there were 1,080,590 options granted over the amount available for grant under the Stock Option Plan which may have been subject to shareholders' approval. However, management determined that 2,366,526 outstanding options at December 31, 2001 expired in 2002 and in addition, all outstanding options were waived on May 15, 2002 in connection with the Company's transaction with i-Incubator, Inc.

12.     SUBSEQUENT EVENTS

During the first half of calendar year 2002, the Company raised additional financing through the issuance of 1,500,000 shares of common stock at a price of $0.50 per share totaling $750,000 through a private rights offering of common stock. The proceeds were principally used for the reverse acquisition of Incubator and working capital purposes.

On May 16, 2002, i-Incubator.com, Inc. ("Incubator"), Inclusion, Inc. ("Inclusion"), and INQU Acquisition Corporation ("INQU"), entered into an Agreement and Plan of Merger, pursuant to which Inclusion merged with and into INQU. As a result of the Merger, Inclusion became a wholly-owned subsidiary of

Incubator. Incubator issued to the stockholders of Inclusion, one share of Incubator's common stock for every fifty shares of Inclusion stock. As a result of the merger and the issuance of stock to Inclusion investors, Inclusion stockholders held a majority interest in the Company. Generally accepted accounting principles require in certain circumstances that a company whose stockholders retain the majority voting interest in the combined business be treated as the acquirer for financial reporting purposes. The acquisition was accounted for as a reverse acquisition whereby Inclusion was deemed to be the "accounting acquirer". Additionally, the officers and directors of Incubator were replaced by individuals from management of Inclusion.

On June 10, 2002, Inclusion acquired the assets of Planet-Intra. com International Ltd. (BVI) ("Planet Intra"), a privately-held software company, for approximately $2.34 million, consisting of the issuance of 4,776,304 shares of Incubator common stock, valued at $0.50 per share. The acquisition was accounted for using the purchase method, with a substantial majority of the purchase price allocated to intangible assets and goodwill.

On August 5, 2002, Inclusion acquired the assets of Flypaper, Inc., a leading enterprise collaboration software and professional services firm. In addition, Flypaper's lead investor, along with other Flypaper investors, made a strategic investment in Inclusion.

On September 3, 2002, the Company entered into a 12% Convertible Note Purchase Agreement for $1,000,000 (the "Note Agreement"). Under this Note Agreement, the Company has drawn net proceeds totaling $282,500 as of September 30, 2002. The notes are due in one year from the date of issue.

ITEM 27. EXHIBITS


Exhibit
Number               Document
------------     ------------------------


3.1      Articles of Incorporation of I-Incubator.com, Inc. f/k/a Master
         Communications Corp. (Previously filed as part of Form 10-SB dated August 5,
         1999)
3.2      Articles of Amendment to Articles of Incorporation. (Previously filed as part of Form 10-KSB dated March 30, 2000)
         Articles of Amendment to Articles of Incorporation
3.3      (Previously filed as part of Form DEF 14 C dated March 8, 2002)
3.4      By-laws . (Previously filed as part of Form 10-SB dated August 5, 1999)
4.1      Form of 12% Convertible Debenture Due 2003 (to be filed)
5.1      Legal Opinion of Paul Goodman, Esq. (to be filed)
10.1     Securities Purchase Agreement dated September 4, 2002 relating to the sale of 12% convertible debentures (to be filed)
10.2     Security Agreement dated September 4, 2002 securing the 12% convertible debentures (to be filed)
10.3     Intellectual Property Security Agreement dated September 4, 2002 securing the 12% convertible debentures (to be filed)
10.4     Form of 12% Secured Convertible Debenture Due 2003 (to be filed)
10.5     Form of Warrant to purchase shares of Common Stock granted to holders of 12% convertible debentures Due 2003 (to be filed)
10.6     Registration Rights Agreement dated September 4, 2002 relating to the registration of the Common Stock related to Exhibit 10.4 and 10.5 (to be filed)
21       Subsidiaries of Registrant (to be filed)
23.1     Consent of Salibello & Broder
23.2     Consent of Paul Goodman, Esq. (to be filed)
24.1     Power of Attorney (included in Part II of the Registration Statement)



ITEM 28. UNDERTAKINGS

The undersigned registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)
(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and (iii) to include any additional or changed material information on the plan of distribution.

     2. That, for the purpose of determining any liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Los Altos, State of California, on the 8th day of November, 2002.

                              I-Incubator.com,  Inc.
                              a  Florida  corporation  (Registrant)

                              By:/s/Martin  Nielson
                              --------------------
                              Chief  Executive  Officer


                                POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Martin Nielson, his true and lawful attorney-in-fact with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement that is to be effective upon filing pursuant to Rule 462 under the Securities Act of 1933, as amended, and to cause the same to be filed with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing whatsoever requisite or desirable to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents, or either of them, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on the 12th day of November, 2002 by the following persons in the capacities indicated.

Signature                    Title
--------                    --------

/s/ Martin Nielson
------------------          Chief Executive Officer and Director

/s/ Henry Lo
------------                Acting Chief Financial Officer

/s/ Suresh Mathai
-----------------           President and Director




                                  EXHIBIT INDEX

Exhibit
Number     Document
-------- ------------
3.1      Articles of Incorporation of I-Incubator.com, Inc. f/k/a Master
         Communications Corp. (Previously filed as part of Form 10-SB dated August 5,
         1999)
3.2      Articles of Amendment to Articles of Incorporation. (Previously filed as part of Form 10-KSB dated March 30, 2000)
         Articles of Amendment to Articles of Incorporation
3.3      (Previously filed as part of Form DEF 14 C dated March 8, 2002)
3.4      By-laws . (Previously filed as part of Form 10-SB dated August 5, 1999)
4.1      Form of 12% Convertible Debenture Due 2003 (to be filed)
5.1      Legal Opinion of Paul Goodman, Esq. (to be filed)
10.1     Securities Purchase Agreement dated September 4, 2002 relating to the sale of 12% convertible debentures (to be filed)
10.2     Security Agreement dated September 4, 2002 securing the 12% convertible debentures (to be filed)

                                       47

10.3     Intellectual Property Security Agreement dated September 4, 2002 securing the 12% convertible debentures (to be filed)
10.4     Form of 12% Secured Convertible Debenture Due 2003 (to be filed)
10.5     Form of Warrant to purchase shares of Common Stock granted to holders of 12% convertible debentures Due 2003 (to be filed)
10.6     Registration Rights Agreement dated September 4, 2002 relating to the registration of the Common Stock related to Exhibit 10.4 and 10.5 (to be filed)
21       Subsidiaries of Registrant (to be filed)
23.1     Consent of Salibello & Broder
23.2     Consent of Paul Goodman, Esq. (to be filed)
24.1     Power of Attorney (included in Part II of the Registration Statement)



